United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Annual and Extraordinary General Meetings 26 20 Management Proposal and Proxy Statement Index Message from the Chairman of the Board of Directors...................................... 3 Message from Vale's CEO............................ 5 Introduction................................................ 7 2025 highlights by business.......................10 About our Company...................................12 Our strategy....................................................14 Our culture......................................................16 Shareholder composition................................17 Participation in the capital market.................17 Our workforce.................................................21 Dam safety and management.........................23 Sustainability.................................................. 29 Climate change and decarbonization..............33 Reparations..................................................... 36 Corporate governance..............................40 Investor engagement................................ 62 Open dialogue................................................. 62 Relevant guidelines for the participation of Shareholders and ADR holders .................64 Management's proposal for items for resolution at the Annual General Meeting.. 73 Item I—Evaluation of the management report and accounts, and examination, discussion, and voting on the financial statements for the fiscal year ended December 31, 2025...............73 Item II—Proposal for the allocation of profits for the 2025 fiscal year ...................................74 Item III—Setting the annual global compensation of management and Fiscal Council members for the year 2026................74 Item IV—Election of the Fiscal Council members......................................................... 93 Management's proposal for items for resolution at the Extraordinary General Meeting..................................................... 95 Item I—Ratify the appointment of Mr. Marcio Antônio Chiumento as an effective member of the Board of Directors in accordance with Paragraph 9 of Article 11 of the By-Laws....... 95 Item II—Approve the Protocols and Justifications for the Merger of Baovale Mineração S.A. (“Baovale”) and CDA Logística S.A. (“CDA”), Vale’s wholly owned subsidiaries..................................................... 97 Item III—Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of Baovale and CDA........................ 97 Item IV—Approve the Valuation Reports of Baovale and CDA prepared by Macso............. 97 Item V—Approve the mergers of Baovale and CDA into Vale, without a capital increase and without the issue of new shares................... 97 Item VI—Approve the amendment to the heading of Article 5 of the Bylaws to reflect the new number of capital shares (4,439,159,764) and common shares (4,439,159,752), due to the Vale’s cancellation of 99,847,816 common shares......................... 98 Item VII—Approve the increase of Vale’s share capital, without the issuance of shares, in the total amount of BRL 500,000,000.00, raising the Company's share capital to BRL 77,800,000,000.00, through the capitalization of part of the Income Tax Incentive Reserve, carried out in the areas of the Superintendence for the Development of the Amazon (SUDAM), and the consequent amendment to the caput of Article 5 of Vale's Bylaws............................ 99 VALE | 2026 Annual and Extraordinary Shareholders Meeting 2 Dear shareholders, Over the last few years, Vale's Board of Directors has continued to act diligently, ethically and in line with the best global practices, reaffirming its role as the guardian of the Company's strategy, security and sustainable value creation. In 2025, the Board was dedicated to the main strategic issues for Vale, with emphasis on approving relevant projects, strengthening integration and engagement with the Executive Committee and the main stakeholders, including investors, customers, strategic partners and local and global authorities. Another highlight was the intensification of its presence in communities and operations, developing levers that will support Vale's ambition: to lead mining in generating value in an ethical and sustainable way. The decisions taken have strengthened the Company's, prioritizing the safety of people and the integrity of our assets, ensuring solid and constant performance in different market scenarios. The Board's performance and activities With a highly disciplined agenda, adherence to the annual work plan and a focus on strategic topics, the Board's work in 2025 covered discussions on topics such as operational safety and stability, dam and risk management, succession and evaluation of the Executive Committee and the Board of Directors, evolution of the organizational culture and engagement with different stakeholders. All of this has reinforced the importance of the collegiate body in the face of Vale's challenges, maintaining a governance model with a solid structure, transparent communication, adequate risk management, discipline in capital management and the encouragement of a high-level institutional relationship. During the year, we conducted a robust onboarding program for the members elected during the year and strengthened the Board Members in Action program, with technical visits to operations in Brazil and abroad, including Oman, Japan, China and the United Kingdom, broadening the Board's knowledge of the Company's challenges and strengthening dialogue with relevant stakeholders. Attendance at global forums—such as COP30, NY Climate Week and international conferences in China, Japan and Oman—has enabled the Board to strengthen institutional dialogues, understand regional contexts and contribute to Vale's global positioning. Vale Strategy The Board, supported by the five advisory committees, maintained continuous oversight of the execution of the Vale 2030 strategy, aligned with superior portfolio positioning, disciplined operational performance and commitment to safety and sustainability. It has closely monitored the Company's performance in priority issues, including: • The progress of structuring projects, such as Vargem Grande and Capanema, as well as the Novo Carajás Program, in the Iron Ore Solutions business. Message from the Chairman of the Board of Directors Daniel André Stieler, Chairman of the Board of Directors VALE | 2026 Annual and Extraordinary Shareholders Meeting 3 • In Vale Base Metals, the expansion of copper in Carajás and the strategic redesign of the nickel business. • Progress in reparations, with 81% of commitments executed in the Brumadinho reparation, and significant progress on the compensation, environmental and resettlement fronts in the Mariana reparation. • Progress in tailings and dam safety management, including the implementation of GISTM in 100% of tailings dams and the achievement of the public commitment not to have any emergency level 3 structures. Cultural evolution In 2025, with a focus to guide the Company's cultural evolution and reinforce the clarity of the roles of our governance bodies, the Board continued the process of reviewing fundamental corporate policies—such as Anti-Corruption, Related Party Transactions, Conflict of Interest Management, Climate Change, Corporate Risk Management and Shareholder Remuneration— reinforcing the commitment to topics connected to the strategy and management of critical issues for the Company's businesses. Succession plan and executive compensation Regarding 2025, it is worth highlighting the Board's handling of the succession plan for the Company's leadership, carried out with technical rigor and transparency, with a view to an increasingly qualified and secure decision-making process, aligned with Vale's purpose. In addition, key appointments, organizational adjustments and the implementation of additional robust evaluation and development mechanisms were discussed. Executive remuneration remained linked to the generation of sustainable value, combining financial metrics and ESG indicators, especially focused on safety, decarbonization, reputation and people. Climate The Board actively oversaw the climate agenda, reinforcing the commitment to emission reduction targets, climate risk management, adherence to IFRS S1 and S2 international standards and the continuity of the decarbonization journey. Noteworthy is the progress made in tailings dam management, 100% compliance with GISTM and the elimination of the last emergency level 3 structure. The energy transition remained a strategic opportunity, with Mega Hubs, biofuels, green hydrogen and low-carbon steelmaking initiatives moving forward. Innovation In line with the vision of innovation as a vector of competitiveness, the Board followed the evolution of Smart Operations, with initiatives involving automation in mines and railroads, AI applied to predictive maintenance and safety, advanced processing, digitalization of chains and new industrial models (briquettes, Mega Hubs), which reinforce the Company's leading role in innovation. Final remarks We ended 2025 convinced that Vale is on a solid path of evolution and consolidation of global leadership in responsible, efficient, safe and innovative mining. The Board will remain vigilant, independent and committed to guiding the company in building the Vale of tomorrow: a corporation with high standards in corporate governance, recognized by society as a benchmark in safety, the most reliable operator in its category and people-oriented, thus leading the way in creating value in the mining industry through ethical and sustainable practices Daniel André Stieler, Chairman of the Board of Directors VALE | 2026 Annual and Extraordinary Shareholders Meeting 4 Message from Vale's CEO Gustavo Pimenta CEO of Vale Dear Vale shareholders, Last year was marked by consistent results and clear progress toward our ambition: to lead value creation in the mining industry through ethical and sustainable practices. Throughout the year, we advanced on several fronts, strengthening our safety and sustainability performance, improving operational excellence, and unlocking Vale’s growth potential. These achievements reflect the company’s cultural evolution and the discipline with which we are executing our strategy. I would like to highlight some of the key advancements achieved in 2025: Safety Safety is our core value, and we remain firmly committed to continue to work toward an accident-free workplace. In 2025, we reduced high-potential recordable injuries (N2) by 21% year-on-year, while process events (P1 and P2) reduced by 28%. We are building a more reliable and transparent organization, continuously enhancing monitoring, prevention, and emergency response capabilities to protect our people, our operations, and the communities around us. Dam management In August 2025, Brazilian authorities reclassified the Forquilha III dam from Emergency Level 3 to 2 - a major milestone that ensures none of Vale’s structures remain at the highest emergency level, fulfilling the commitment we made to society in 2020. Over the course of 2025, we reduced the number of structures under any emergency level from 14 to 9, and in 2026 we have already removed two additional structures, representing an overall reduction of 80% since 2020. We also continued to advance in the upstream dam decharacterization program, achieving 63% completion. In parallel, we successfully implemented the Global Industry Standard on Tailings Management (GISTM) across all our tailings dams. Integral reparation Our commitment to reparation has advanced with rigor and respect, and it remains central to building trust and restoring dignity in affected communities. In Brumadinho, we reached 81% completion of the commitments under the Integral Reparation agreement. We remain on schedule for the program’s conclusion in 2031, with all payment obligations to be fully settled in 2026. In Mariana, the Definitive Reparation Agreement, signed in 2024, accelerated reparation efforts, with BRL 73 billion disbursed to date. Of the obligations to perform under the agreement - including individual indemnification, resettlement, and environmental recovery - approximately 61% of the total financial value had been completed by the end of 2025. Future of mining Meeting the world’s growing demand for critical minerals requires a mining industry that is more efficient, innovative, responsible, and trusted by society. In 2025, we accelerated the adoption of safer, low impact, and transformative VALE | 2026 Annual and Extraordinary Shareholders Meeting 5 technologies, including autonomous solutions, artificial intelligence, and iron ore briquettes. Our iron ore production from circularity doubled, reducing the footprint of our operations. At the same time, our work in biodiversity, forest conservation, and decarbonization reinforces our long-term commitment to protecting natural systems and contributing to global climate goals. We are also deepening our social ambition, promoting inclusive development and ensuring a transition that benefits the communities where we operate. Operational excellence We delivered strong operational results, surpassing all production guidances while maintaining strict cost discipline across both Iron Ore and Vale Base Metals. Our operational excellence actions and efficiency programs are making Vale more resilient and better positioned to generate long term value. We are confident in our ability to continue delivering on our guidances, reinforcing Vale’s position as a reliable supplier at the low end of the industry cost curve. Customer-centric approach As we shape Vale’s next chapter, our strategy begins with a deep commitment to our customers. Their evolving needs guide how we design solutions, from high-quality iron ore to the metals essential for the global energy transition. Our flexible, high-quality product portfolio is built to maximize value creation across market cycles. By strengthening the link between our production systems and our clients -through initiatives such as Mega Hubs and advanced processing technologies- we are enabling more efficient and lower-carbon pathways for steelmaking and industrial development. Growth We advanced the acceleration of strategic projects such as Capanema, Vargem Grande, Voisey’s Bay, and Onça Puma, supporting our growth agenda. We also launched the New Carajás program, which aims to double Vale’s copper production and increase high-quality iron ore output. Carajás is one of the world's best regions for critical minerals, including copper and high-grade iron ore. Under this program, we are expanding investments to accelerate the development of this strategic mineral endowment. ESG risk perception With consistency and discipline, we continue to evolve our practices, deepening our engagement with stakeholders and enhancing transparency. As a result, we have seen sustained improvements in Vale’s risk perception among major ESG rating agencies and institutional investors. In 2026, we will continue to focus on positioning Vale to capture structural opportunities from a growing global demand for critical minerals. With our resilient operating model, a portfolio of world-class assets, and a strategic agenda centered on innovation, decarbonization, and tailor-made solutions for customers, we are well prepared to lead the mining of the future and generate sustained value for our shareholders and for society. Gustavo Pimenta CEO of Vale VALE | 2026 Annual and Extraordinary Shareholders Meeting 6 "Shareholder participation in the Meetings is essential. It helps build the Vale of tomorrow, a trusted partner with a superior portfolio and in cultural evolution." Daniel André Stieler, Chairman of the Board of Directors Introduction This Management Proposal and Proxy Statement contains the main information on the matters on the Agenda and the guidelines for shareholder participation in Vale S.A.'s Annual and Extraordinary General Meetings. ("Meetings" or "AEGMs"). Information about the 2026 Annual and Extraordinary General Meetings When Where Meeting materials Thursday, April 30, 2026, at 10:00 a.m. (GMT-3). The Meetings will be held virtually, via Zoom (Digital Platform). All information and instructions necessary for shareholders to participate and vote at the Meetings are contained herein. Language Questions Shareholder participation Portuguese Contact us at assembleias@vale.com Directly or through a duly constituted proxy, either (a) at the time of the Meetings, via a digital platform, or (b) by sending a Remote Voting Ballot ("Ballot"). The link for accrediting shareholders can be accessed here. Registration closes for virtual participation Closing of voting via Ballot | VALE3 Voting via Proxy Card | ADRs closes April 28, 2026 April 26, 2026 April 24, 2026 at 12 p.m. (New York time) VALE | 2026 Annual and Extraordinary Shareholders Meeting 7 Items for deliberation Annual General Meeting Item Proposal Page I Evaluation of the management report and accounts, and examination, discussion, and voting on the financial statements for the fiscal year ended December 31, 2025. 73 II Proposal for the allocation of profits for the fiscal year 2025. 74 III Setting the annual global compensation of management and Fiscal Council members for the year 2026. 74 IV Election of the Fiscal Council members. 93 Extraordinary General Meeting Item Proposal Page I Ratify the appointment of Mr. Marcio Antônio Chiumento as an effective members of the Board of Directors in accordance with Paragraph 9 of Article 11 of the By-Laws. 95 II Approve the Protocols and Justifications for the Merger of Baovale Mineração S.A. (“Baovale”) and CDA Logística S.A. (“CDA”), Vale’s wholly owned subsidiaries. 97 III Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of Baovale and CDA. 97 IV Approve the Valuation Reports of Baovale and CDA prepared by Macso. 97 V Approve the mergers of Baovale and CDA into Vale, without a capital increase and without the issue of new shares. 97 VI Approve the amendment to the heading of Article 5 of the Bylaws to reflect the new numbers of shares of capital share (4,439,159,764) and common shares (4,439,159,752), due to the cancellation of 99,847,816 common shares. 98 VII Approve the increase of Vale’s share capital, without the issuance of shares, in the total amount of BRL 500,000,000.00, raising the Company's share capital to BRL 77,800,000,000.00, through the capitalization of part of the Income Tax Incentive Reserve, carried out in the areas of the Superintendence for the Development of the Amazon (SUDAM), and the consequent amendment to the caput of Article 5 of Vale's Bylaws. 99 VALE | 2026 Annual and Extraordinary Shareholders Meeting 8 Extraordinary General Meeting Item No. Question and/or resolution on remote voting ballot Remote voting Ballot from B3 Proxy card for ADR holders¹ I 1 Ratify the appointment of Mr. Marcio Antônio Chiumento as an effective members of the Board of Directors in accordance with Paragraph 9 of Article 11 of the By-Laws. "Approve" "In favor" II 2 Approve the Protocols and Justifications for the Merger of Baovale Mineração S.A. (“Baovale”) and CDA Logística S.A. (“CDA”), Vale’s wholly owned subsidiaries. "Approve" "In favor" III 3 Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of Baovale and CDA. "Approve" "In favor" IV 4 Approve the Valuation Reports of Baovale and CDA prepared by Macso. "Approve" "In favor" V 5 Approve the mergers of Baovale and CDA into Vale, without a capital increase and without the issue of new shares. "Approve" "In favor" VI 6 Approve the amendment to the heading of Article 5 of the Bylaws to reflect the new number of capital shares (4,439,159,764) and common shares (4,439,159,752), due to the Vale’s cancellation of 99,847,816 common shares. "Approve" "In favor" VII 7 Approve the increase of Vale’s share capital, without the issuance of shares,in the total amount of BRL 500,000,000.00, raising the Company's share capital to BRL 77,800,000,000.00, through the capitalization of part of the Income Tax Incentive Reserve, carried out in the areas of the Superintendence for the Development of the Amazon (SUDAM), and the consequent amendment to the caput of Article 5 of Vale's Bylaws. "Approve" "In favor" 1 American Depositary Receipts. Voting recommendation by the Board of Directors Annual General Meeting Item No. Question and/or resolution on remote voting ballot Remote voting Ballot from B3 Proxy card for ADR holders¹ I 1 Evaluation of the management report and accounts, and examination, discussion, and voting on the financial statements for the fiscal year ended December 31, 2025. "Approve" "In favor" II 2 Proposal for the allocation of profits for the 2025 fiscal year. "Approve" "In favor" III 3 Setting the annual global compensation of management and Fiscal Council members for the year 2026. "Approve" "In favor" IV 4 Election of the Fiscal Council members.) No recommendation No recommendation VALE | 2026 Annual and Extraordinary Shareholders Meeting 9 2025 highlights Business performance Production and sales BRL 213.6 billion of net operating revenue BRL 85.9 billion of adjusted EBITDA BRL 48.8 billion of net cash generated by operating activities BRL 13.8 billion of net income attributable to shareholders BRL 41.6 billion of cash, cash equivalents and short-term investments USD15.6 billion in expanded net debt 336 Mt of iron ore production¹, the highest production level since 2018 314 Mt of iron ore sales, up 2.5% y/y 31 Mt of pellet production, down 15% y/y 33 Mt of pellet sales, a decrease of 14.4% y/y 382 kt of copper production, an increase of 9.8% y/y, the highest production since 2018 368 kt of copper sales, an increase of 12.4% y/y 177 kt of nickel production, a growth of 10.8% y/y, the highest production level since 2022 173 kt of nickel sales, up 11.3% y/y Capital allocation BRL 5.48 per share (USD 1.01 per share) in dividends and interest on equity approved for our shareholders BRL 30.6 billion in investments, including BRL 24.3 billion in maintenance CAPEX ¹ Including third-party purchases, run-of-mine and feed for pelletizing plants. VALE | 2026 Annual and Extraordinary Shareholders Meeting 10 ESG Reparations 100% of renewable electricity in Brazil About 63% of the Upstream Dam Decharacterization Program completed 28.2% of women in our workforce, reaching our target a year ahead of our commitment1 45.1% of leadership positions (coordinators and above) held by self-declared Black professionals in Brazil2 55% reduction in the Total Recordable Injury Frequency Rate (TRIFR), when compared to the reference year (2019) +225,000 hectares protected and/or restored since 2020, an important step towards achieving our voluntary forestry commitment3 Voluntary and early adoption to IFRS S1 and S2 Brumadinho BRL 34.9 billion disbursed in the Judicial Settlement for Integral Reparation—81% of the total BRL 4.0 billion in civil and labor compensation for around 17,500 beneficiaries Mariana BRL 73.1 billion disbursed in the Mariana Final Agreement More than BRL 34.6 billion paid in compensation, including the Definitive Indemnification Program Around 35,000 hectares reforested and more than 2,700 springs recovered +99% of housing solutions delivered ¹ Considering the commitment to double the presence of women in the workforce, from 13% in 2019 to 26% by 2025. ² Compared to the base in 2021. This does not consider Tecnored, which has its own management of the Diversity, Equity and Inclusion strategy. 3 200,093 hectares protected and more than 18,443 hectares restored. VALE | 2026 Annual and Extraordinary Shareholders Meeting 11 Our origins date back to 1942, in Brazil. In over more than eight decades, we have consolidated and expanded our operations worldwide, becoming one of the world’s leading producers of iron ore, copper, and nickel. We also produce iron ore pellets and briquettes, platinum group metals (PGM), gold, silver and cobalt. We are engaged in greenfield mineral exploration activities in five countries, namely: Brazil, Canada, Peru, Chile and Indonesia. We operate large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, integrated with our mining operations. In addition, we operate distribution centers worldwide to support the delivery of iron ore products. We also have About our company investments in energy businesses directly and through associated companies and joint ventures. Our businesses are organized into two operating segments: "Iron Ore Solutions," which comprises the three systems in Brazil for the production and distribution of iron ore, as well as the diversified portfolio of iron ore agglomerates, and "Vale Base Metals," which comprises the production of non-ferrous minerals, including the operations of nickel, copper, cobalt, platinum group metals (PGM) and other precious metals, and is conducted by our subsidiary Vale Base Metals Limited (VBM) and its subsidiaries. VALE | 2026 Annual and Extraordinary Shareholders Meeting 12 . Brazil Ponta da Madeira Maritime Terminal Carajás Tubarão Port Maritime Terminals of Ilha Guaíba and Itaguaí Iron Quadrangle Southern System Southeastern system Northern System Exploration Joint Venture Office Headquarters Operation Port Railway Underground mine USA Peru Chile Brazil India Malaysia Singapore Indonesia Australia Canada Switzerland United Kingdom Japan China Oman United Arab Emirates The Netherlands Where we are¹ ¹ Includes Vale Base Metals assets. In 2025 Iron ore production totaled 336 Mt 2026 Guidance: 335-345 Mt Nickel production totaled 177 kt 2026 Guidance: 175-200 kt Copper production totaled 382 kt 2026 Guidance: 350-380 kt VALE | 2026 Annual and Extraordinary Shareholders Meeting 13 As one of the major global mining companies, we aim, through the Vale Strategy, to lead value creation in the sector in an ethical and sustainable manner. Our focus is on leveraging the iron ore, copper and nickel portfolios in which we already have significant competitive advantages, strengthening an efficient, resilient and customeroriented asset base. In iron ore, we seek global leadership with a flexible portfolio, competitive costs and a leading role in the decarbonization of the steel industry. In copper, we are accelerating growth with a view to doubling production over the next few years. In nickel, even in the face of a challenging scenario, we preserved our geographical advantage in strategic markets while advancing business efficiency. This strategy is supported by levers such as operational excellence, safety, innovation, discipline in costs and investments and the adoption of technologies that increase productivity and reduce environmental impacts, ensuring long-term sustainable growth. Superior portfolio We have built a resilient and competitive iron ore portfolio based on unique assets, quality, flexibility and a sophisticated global supply chain, ensuring rapid adaptation to market changes and tailor-made solutions for customers. In copper, we accelerated organic growth in Carajás, with the aim of reaching 700,000 tons per year by 2035, supported by differentiated mineral endowments, synergies and a robust pipeline. In nickel, we have prioritized operational efficiency and cost reduction to capture strategic opportunities. This position is supported by key levers that cut across all businesses: operational excellence, ensuring efficiency and stability; disciplined capital allocation, prioritizing projects with higher returns; agile and responsible licensing, increasing predictability; and rigorous project execution, reducing risks and accelerating ramp-ups. Our strategy Leading value creation in the mining industry through ethical and sustainable practices Our ambition Leading value creation in the mining industry through ethical and sustainable practices Iron ore Leading global iron ore production and driving steel decarbonization with the most competitive costs and customercentric flexibility Copper To accelerate growth by doubling production Nickel To focus on operational efficiency Cultural evolution Trusted partnership Superior portfolio Our business • Safety • Innovation • People • Sustainability • Communication • Institutional engagement • Operational excellence • Capital allocation • Licensing • Project VALE | 2026 Annual and Extraordinary Shareholders Meeting 14 Cultural evolution Our cultural evolution underpins the Company's strategy and ambition, with safety as a nonnegotiable value that guides decisions and operations to preserve life. We continue to make steady progress in strengthening prevention, reducing critical events and eliminating serious risks, recognizing that improving safety is an ongoing journey. With a culture that values people and encourages innovation, we seek to anticipate trends, accelerate transformations and evolve responsibly. Trusted Partner We actively promote transparency as the basis of our relationship with society, communities, authorities and other stakeholders, through open, responsible and continuous dialogue. We act collaboratively to boost local socio-economic development and community empowerment, while seeking to generate positive impacts for people and nature, continuously reducing our operational impacts and supporting conservation initiatives, especially in the Amazon rainforest. VALE | 2026 Annual and Extraordinary Shareholders Meeting 15 Our culture The culture is what enables and drives the strategy. To achieve our ambition, we must foster a strong and consistent culture that places people at the center, guides our decision-making, and shapes our behaviors. It is within this context that the evolution of Our Culture emerged, a journey that began in 2019 and has continued to mature year after year. As the market evolves and our strategic drivers advance, we recognized the need to continue writing new chapters in this trajectory. Accordingly, throughout 2025, we worked across the organization to shape the evolution of our Cultural Narrative, an essential step toward the future we aspire to build. To support this journey, we launched an extensive process of collective construction, carried out through 53 listening sessions, in person and online, in Brazil and abroad. More than 1,200 people from all levels of the organization actively contributed, with 42% female participation, reinforcing diversity and representativeness. Ambition and Purpose remain central drivers, positioning Culture as a key enabler of the strategy and reinforcing “how” we intend to deliver it. The outcome is a clearer and simpler Cultural Narrative that reinforces the continuity of our journey and guides decisions and behaviors essential to leverage our strategy and achieve our ambition. Engagement Survey 2025 In 2025, we carried out a new cycle of the Engagement Survey with a simplified questionnaire, which resulted in record participation of 83% of employees and overall favorability of 77%. The results reinforce opportunities for evolution and our commitment to continuous improvement. Favorability GENERAL CULTURE LEADERSHIP CAREER WELL-BEING BELONGING 79% 77% 70% 72% 74% 93% "Guided by our Purpose, “We exist to improve life and transform the future. Together.” and driven by a clear ambition to be leaders in value creation within mining, in an ethical and sustainable manner, we have evolved our Culture. Our Culture reflects who we are and how we operate, supported by nonnegotiable values that guide our decisions, priorities, and the way we conduct our business: Life matters most; Act with integrity; Value the people who build our company; Results oriented; and Respect our planet and society. These values are embodied in behaviors that direct how we face challenges, carry out our activities, and engage with our stakeholders. They are: Obsession with safety and risk management, act and lead with humbleness and respect, deliver superior results through planning and discipline, keep an external outlook with an entrepreneurial vision, and foster dialogue with society. Through this culture, we enable our strategic challenges and commitments, ensuring coherence between purpose, decisions, and practices, and guiding our actions in an ethical, responsible, and sustainable manner." VALE | 2026 Annual and Extraordinary Shareholders Meeting 16 We have been a publicly traded corporation since 1970. Since 2020, we have had no defined controlling shareholder (either individually or through a shareholders' agreement). Our share capital consists of 4,539,007,568 common shares and 12 special class preferred shares ("golden shares"). On February 28, 2026, only four shareholders held, directly and individually, positions above 5.0% of our share capital. Shareholding structure Our common shares are traded on the Novo Mercado, the segment with the highest corporate governance standards on the São Paulo Stock Exchange - B3 (ticker VALE3), and on Latibex1 (ticker XVALO). Our shares are part of the main B3 indexes, including IBOV, IBRA, IBXL, IBXX, IGCT, IGCX, IGNM, IMAT, ITAG and MLCX. Bradesco is the bookkeeping agent for our common shares. Our American Depositary Shares ("ADSs" or "ADRs") are traded on the New York Stock Exchange— NYSE (ticker: VALE, ADS level 2). JP Morgan Chase N.A. is the depositary for the ADSs. As of February 28, 2026, there were 1,404,852,237 outstanding ADSs, each representing one common share and, in total, 31.0% of our share capital. 1 LATIBEX is an unregulated electronic market of the Madrid Stock Exchange, which enables trading in Latin American securities. Trading in the capital market Market information 2025 2024 Closing price (BRL/share) 71.96 54.55 Average volume—VALE3 (BRL million) 1,334 1,449 Average Price—VALE3 (BRL/share) 57.27 62.08 Market capitalization—VALE3 (BRL billion) 307.7 232.9 Book value (BRL/share) 41.62 47.65 VALE3 variation year/year 31.9% (29.3)% Ibovespa variation year/year 34.2% (10.4)% Note: The positions of Previ and Mitsui correspond to those verified with the bookkeeping bank on February 28, 2026. The positions of Blackrock, Inc. and Capital World Investors include, in addition to the information from the book-entry bank, the positions reported by the institutions to the SEC through Forms 13G and 13F. Finally, the treasury position includes those held by the companies MBR S.A., Vale Holdings B.V. and Vale S.A. Shareholders with more than 5% of the share capital Others Data as of February 28, 2026 66.01% OTHERS 6.72% BLACKROCK, INC1 6.31% MITSUI&CO 7.48% PREVI 5.95% SHARES IN TREASURY 7.53% CAPITAL WORLD INVESTORS VALE | 2026 Annual and Extraordinary Shareholders Meeting 17 • The Iron Ore Solutions segment recorded adjusted EBITDA of BRL 76.7 billion, reflecting a solid operating performance, with higher production and sales volumes, which partially mitigated a less favorable price environment y/y. • Iron ore production reached 336 Mt, the highest level since 2018, representing growth of 2.6% y/y. Sales totaled 314 Mt (+2.5% y/y), in line with the expansion of production and reinforcing the Company's delivery capacity and operational reliability. • In a more challenging market context, Vale maintained competitive realized prices and continued to capture value through its portfolio, with an average iron ore fines price of USD91.6/t and a weighted average premium all-in of USD1.5/t. • Cost discipline remained one of the main highlights, with a 2.3% reduction in C1 cash costs (excluding third-party purchases) to USD21.3/t, representing the second consecutive year of decline and reflecting consistent gains throughout the chain. • The Novo Carajás Program continued to make consistent progress, with the granting of operating licenses for the Serra Sul +20 Mtpy project and for the expansion of Serra Leste, with a capacity of 10 Mtpy, reinforcing the basis for sustainable growth in iron ore production. • Structuring projects continue to progress according to plan, with the completion of the first shipment of the Capanema project, which will add 15 Mtpy of net capacity, with ramp-up expected for the first half of 2026, supporting the production to achieve the 2025 and 2026 guidance. • We made progress in commissioning the Vargem Grande project, which will also add 15 Mtpy of net iron ore production capacity, and increase the quality and flexibility of our operations and product portfolio. The project’s ramp-up is expected for the second half of 2026. • The strategy of portfolio flexibility was reinforced by expanding the range of blended and concentrated products, including the launch of the Mid-grade Carajás product and the expansion of the PFC1 supply. • Advancing in sustainability and energy efficiency, we concluded the joint venture of Aliança Energia, receiving USD1 billion for the sale of 70% of the stakes to GIP, ensuring continued access to renewable energy at competitive costs in Brazil and maintaining a 30% equity stake in the entity. 2025 highlights by business Iron Ore Solutions VALE | 2026 Annual and Extraordinary Shareholders Meeting 18 • In 2025, this business unit delivered strong operational and financial performance. Net revenues reached BRL 46.0 billion, representing a 28.2% y/y increase, driven by a more favorable pricing environment for copper and precious metals, as well as a steady increase in copper and nickel production. • Copper production reached 382 kt, the highest level since 2018 (+9.8% y/y), supported by record production at Salobo and solid operational performance at Sossego and the polymetallic assets in Canada. • Nickel production totaled 177 kt, the highest level since 2022 (+10.8% y/y), driven by the successful commissioning of Onça Puma's 2nd furnace and the progress of the ramp-up of the Voisey's Bay underground mines. • The growth in production was directly reflected in sales, with copper and nickel volumes up 12.4% and 11.3% y/y, respectively, totaling 368 kt of copper and 173 kt of nickel. • The average realized price for copper was USD9,763/t, an increase of 10.8% y/y, while nickel had an average price of USD15,555/t, reflecting more competitive market conditions over the period. • The Company made consistent progress in operational efficiency, reducing the all-in cost projections for copper and nickel throughout 2025 and reaching the forecast at the end of the year, of USD603/t for copper and USD12,158/t for nickel. • As a result of the combination of volume growth, cost discipline and a favorable pricing environment, adjusted EBITDA reached BRL 18.5 billion, representing a significant increase of 133.7% compared to 2024. • As part of future growth, the Bacaba project, which is part of the Novo Carajás Program, has been granted an Installation License to begin work, with the aim of extending the operational life of the Sossego Mining Complex and producing an average of approximately 50 Ktpy of copper over eight years, starting in the first half of 2028. • Onça Puma's 2nd furnace successfully began operations in September, on schedule and under budget, adding 15 ktpy of nickel production capacity and increasing the site's nominal capacity to 40 ktpy. • The Salobo 3 project has progressed according to plan, with the successful completion of the second processing test in March, achieving an average rate of over 35 Mtpy for 90 days. Under the terms of the agreement with Wheaton, Salobo 3 received payment in April for meeting the milestone, with annual payments for up to 10 years, conditional on operational targets and copper content. Vale Base Metals VALE | 2026 Annual and Extraordinary Shareholders Meeting 19 • Vale has implemented the industry’s largest Circularity Program, which continues to advance by transforming tailings and waste into valuable resources. The program currently covers around 150 initiatives, including tailings reprocessing operations at the Gelado and Vargem Grande dams, as well as the WH sterile piles in Capanema. In 2025, we produced 26 Mt of iron ore through circular sources and there is potential for the Company to reach 10% of its total production through these sources by 2030. • In Capanema, approximately 100 Mt of iron ore will be produced from the reuse of tailings by 2033, reinforcing our commitment to reducing impacts and generating sustainable value. Complete information on the Company’s results is available in Vale’s 4Q25 and 2025 Financial Statements and Performance Report, available at vale.com/investors. Sustainable mining initiatives VALE | 2026 Annual and Extraordinary Shareholders Meeting 20 By business unit Direct employees Contractors Number of employees 2025 2024 2025 2024 Iron Ore Solutions 44,561 43,607 80,725 68,898 Vale Base Metals 13,967 13,664 16,272 7,977 Corporate 7,277 7,345 13,909 32,631 TOTAL 65,805 64,616 110,906 109,506 Note: Variation in the number of contractors impacted by the change in the organizational structure. By geographical location Direct employees Contractors Number of employees 2025 2024 2025 2024 Brazil 57,045 55,669 104,420 100,601 South America (ex-Brazil) 27 41 5 – North America 7,234 7,265 4,553 1,879 Europe 279 271 2 Not informed Asia 1,210 1,359 1,924 7,026 Oceania 10 11 2 – TOTAL 65,805 64,616 110,906 109,506 Turnover rate 2024 2025 8.98% 9.91% The variations recorded in the number of direct employees are due to the strengthening of Vale's operations, resulting in a 2% increase in the workforce. This growth has been driven by investments in the Professional Training Program, with 700 trainees expected to be fully operational by 2025. Our workforce We believe the success of our business is only sustainable when everyone thrives. The promotion of a safe and healthy workplace, the expansion of diversity, equity and inclusion in our workforce, and a compensation strategy aligned with market practices, all reinforce our organizational culture among our 65,805 direct employees and 110,906 contractors. VALE | 2026 Annual and Extraordinary Shareholders Meeting 21 Diversity, equity, and inclusion are strategic levers for building a more sustainable, innovative, and safe Vale. We are committed to building a plural and inclusive Company for all, strengthening our reputation as an organization admired by society, sought after by top talent, and recognized as a benchmark in safety. We strive to ensure an environment of respect and psychological safety, promoting accessibility, removing barriers, and providing development opportunities for all. To this end, in 2025 we made progress with professional development programs, implementing bias-free recruitment practices, and strengthening initiatives to prevent and address harassment and discrimination. In 2024, we achieved 26.5% female representation in our workforce, one year ahead of schedule, and in 2025 we continued to advance, reaching 28.2%. In senior leadership, we achieved our target, reaching 25.3%, compared to 12.0% in 2019. 1 Does not consider Tecnored, which has its own DEI strategy management. As part of our commitment to being an anti-racist Company, we advanced toward our goal of having 40%¹ of leadership positions (coordinators and above) held by self-declared Black professionals by 2026, reaching 45%, a 7.4%. increase over the previous year. In 2022, we exceeded the legal quota of 5% for professionals with disabilities (PwDs), and in 2025 we reached 5.5% of active PwDs in the total of our direct employees at Vale in Brazil across a range of roles. We achieved our target, doubling the representation of women in senior leadership (executive manager positions and above), from 12% in 2019 to 28% in 2025. Diversity, equity and inclusion VALE | 2026 Annual and Extraordinary Shareholders Meeting 22 We will continue to strengthen our culture and processes to consolidate Vale as a benchmark in safety and operational excellence. At Vale, life comes first. Since 2019, we have completely overhauled our dam safety and management practices, transforming our organizational culture. This evolution is reflected in the way we operate, make decisions and manage risks, with the aim of ensuring an increasingly safer Vale for our employees, communities and society. Safety is also the foundation of our operational excellence, as there is a positive correlation between maintaining a safe workplace and achieving high levels of productivity and operational reliability. Occupational health and safety Life protection guides decisions, processes and behavior throughout the Company. In 2025, we made progress in consolidating this agenda, strengthening operational discipline, integrated risk management and the engagement of people in incident prevention, reinforcing individual and collective responsibility. The Safety and Operational Excellence Department is responsible for defining policies and technical guidelines for health, safety and operational risks within the Vale Production System (VPS), acting as the second line of defense in the Company's Risk Management. The strategy to consolidate Vale as a benchmark in this area is structured around three pillars of prevention: injuries and chronic diseases, fatalities and catastrophic accidents. Holistic Health Management Committed to the holistic health of its employees, Vale implements initiatives aimed at promoting the well-being of its direct employees and contractors, both within and beyond the Company, in compliance with local legal requirements and aligned with the World Health Organization’s agenda and the Sustainable Development Goals (SDGs). To mitigate the risks of occupational injuries and chronic illnesses, projects and control measures were implemented in 2025 to address deficiencies identified in activities classified as presenting High and Very High ergonomic risk, particularly in the Mining, Processing, Port, and Railway stages, where higher rates of medical absenteeism due to musculoskeletal disorders have been observed. Each Vale unit must have a formalized Ergonomics Program that defines the management process and includes the identification and management of ergonomic risks, with the objective of structuring, maintaining, and monitoring actions and initiatives aimed at eliminating or reducing such risks. This approach seeks to enhance the safety, occupational health, comfort and productivity of our employees. Taking care of mental health also remained a priority. Mental disorders are currently the second biggest reason for sick leave at Vale. To reduce Health processes Mental Health Ergonomics Basic working conditions Occupational hygiene Preventing fatigue Occupational health Dam safety and management VALE | 2026 Annual and Extraordinary Shareholders Meeting 23 these impacts, the Minas por Mentes (Mines for Minds) Emotional Health Program made progress in 2025, implementing intervention plans aimed at the areas identified as having the highest rate of absenteeism. The integration of the data enabled proactive intervention and the provision of additional psychosocial support to 4,464 employees. Obsession with Safety and Risk Management To advance our cultural evolution, we are committed to eliminating fatalities and fostering an increasingly safe environment. To this end, Vale has developed the Safe Behavior and Organizational Development strategy, which encompasses, among other initiatives, the Leading with Safety Program. One of the targets achieved was the training of 92% of the leadership at all hierarchical levels, representing more than 3,400 leaders. The initiative, launched in 2022, seeks to develop skills related to safe decision-making, conducting meaningful conversations about safety and understanding the impact of behavior on performance and promoting a culture of prevention, among other fundamentals. In 2025, the program was expanded to include leaders of contracted companies, strengthening shared standards of care across the value chain. The pillar of the program is aligned with the Vale Way of Leading. Controlling critical risks to save lives Critical Risk Management (CRM) is Vale's methodology for managing risks that pose a direct threat to life in operational activities. Its focus is to ensure that the critical controls are effectively implemented before work begins, by means of on-site checks at the location of the activity. The application of CRM makes it possible to identify, understand and control critical risks in a structured way, helping to preserve life and increase safety in operations. The methodology is supported by two integrated solutions: a mobile application, which gathers the checklists for critical controls, and the CRM Portal, which consolidates indicators, monitoring panels, nonconformities and action plans. In 2025, Vale made consistent progress in implementing CRM, supported by a structured change management strategy aimed at strengthening behaviors that prioritize life. The initiatives included the activation of the maintenance personnel of the Operations Vice‑Presidency in Brazil, as well as the training of leaders and occupational safety professionals in Brazil, Oman and Malaysia, as well as Capital Projects and Matrix Areas. Vale continues to implement initiatives to sustain the application of the methodology in the areas already covered and to prepare for its expansion throughout 2026. Scope 40,000+ Direct employees and contractors affected 14,000+ maintenance workers have conducted verifications 330,000+ verifications conducted 3.5 million+ controls verified 2,000+ leaders 1,000+ security professionals trained VALE | 2026 Annual and Extraordinary Shareholders Meeting 24 Target Performance in 2025 Comparison with 2024 I. To eliminate the number of fatalities 3 25% reduction II. To reduce N1+N2 compared to the result at the end of the previous year 14 22% reduction III. To reduce the number of exposures to the main health risk agents by 50% compared to 2019 levels by 2025 8,512 7.8% reduction IV. To eliminate all risk scenarios classified as “Very High” in the areas of Health, Safety, Environment, and Communities. During the year, we saw a 37.5% reduction in process security risk scenarios classified as “Very High”.* * It should be noted that risk management is dynamic and influenced not only by risk mitigation efforts, but also by the ongoing monitoring of protective barriers and the identification of risks associated with new operations and processes implemented in operational areas. In this regard, it is noteworthy that significant maturity has been achieved in the management and treatment of Very High risks, with rigorous oversight in the establishment and monitoring of strategies for their mitigation and contingency. Response readiness Vale is continuously preparing to respond quickly and effectively to unwanted events, through emergency response plans, crisis management and business continuity, structured based on the risks of operations and aimed at mitigating impacts on people, the environment, society and the business. In 2025, in addition to the tests and drills of the Emergency Action Plan for Mining Dams (PAEBM), we carried out more than 400 simulations in the business areas, covering scenarios of industrial emergencies, operational discontinuity and corporate crises. The initiatives resulted in improvement plans monitored by the leadership, continuously strengthening the Company's response capacity. We have also advanced in technology and response protocols, for example by approving a biodegradable fire extinguishing agent, which is more efficient and has less environmental impact, and by unifying the emergency number in operations in Brazil, eliminating telecommunication barriers. Advances like these reinforce our commitment to the continuous evolution of prevention and response processes. Health and Safety targets VALE | 2026 Annual and Extraordinary Shareholders Meeting 25 Dam management Since 2019, we have been continuously improving our tailings and dam management practices. Upstream Dam Decharacterization Program One of our key initiatives in dam safety and management is the decharacterization of all upstream structures in Brazil, including dams, dikes and drained stacks. Vale’s Upstream Dam Decharacterization Program initially covered 30 geotechnical structures, of which 19 were eliminated between 2019 and 2025, representing around 63% of conclusion. In 2025, we completed the decharacterization of the Grupo dam - the third upstream structure eliminated at the Fábrica Complex in Ouro Preto (Minas Gerais State) - and the Campo Grande dam, the first upstream dam at the Mariana Complex in Mariana (Minas Gerais State) to conclude its decharacterization works. The 11 structures that are still undergoing decharacterization have publicly disclosed schedules and project stages. Vale plans to eliminate 87% of the upstream structures by 2029, and eliminate the four most complex structures by 2035. Between 2019 and 2025, the program had a total expenditure of BRL 13 billion, with remaining provisions totaling BRL 11.5 billion in 2024. The decharacterization process is important for eliminating the long-term risks associated with upstream dams. However, the works required for the decharacterization process may affect the geotechnical stability of certain upstream tailings dams, potentially increasing the risk of structural failure, particularly in the early stages of the process. To mitigate risks: 1. we evacuated the areas downstream of the most critical dams, which are now uninhabited; 2. we have constructed physical barriers— Downstream Containment Structures (DCSs)— designed to contain tailings in the event of a breach; and 3. The dam designs incorporate appropriate levels of redundancy and we carry out critical works 2025 closed with no structures at emergency level 3 and around 63% of upstream dams eliminated. Dam decharacterization program 19 3 8 30 Completed 2019-25 2026-27 2028-35 TOTAL In progress 73% 100% VALE | 2026 Annual and Extraordinary Shareholders Meeting 26 using remotely operated equipment. With the completion of the decharacterization of the B3/B4 dam, the DCS that had been built as a safety measure during the decharacterization works was removed to allow the area to be restored, with full reuse of the material and mitigation of impacts on communities and the environment. Over the past two years, we have removed two dams from the most critical safety classification (Emergency Level 3), reflecting progress in assessing the actual condition and stability of the structures, as well as advances in the decharacterization works. We remain dedicated to the Upstream Dam Decharacterization Program. Commitment fulfilled in 2025: no dams at emergency level 3 In 2025, we achieved our goal of removing all dams classified at emergency level 3. This result was obtained after reducing the emergency level of the Forquilha III dam to level 2, enabled by new field and laboratory data, further studies and advances in instrumentation, providing greater knowledge about the structure. As a result, the safety factors met the criteria required for the reduction of the emergency level. This reduction is yet another example of the consistent and dedicated work carried out in dam safety over the last few years. Since 2020, the number of Vale structures at any level of emergency in Brazil has fallen from a peak of 35 to 9 in December 2025 (five fewer than in 2024) and then to 7 in February 2026. We remain committed to improving the safety conditions of these 7 structures that are still classified at some level of emergency. Among the measures adopted, we highlight the deepening of geotechnical knowledge of the structures and their foundations, the implementation of projects to reinforce safety, and the ongoing decharacterization of dams. We remain firmly committed to ensuring the integrity of these structures and promoting safety at all stages. Level 3 Dams by emergency level Rating under Brazilian legislation Level 1 Level 2 -74% -86% 20 35 4 7 24 2020 (Peak) 9 4 5 Dec -25 5 2026 (Estimate) 4 1 VALE | 2026 Annual and Extraordinary Shareholders Meeting 27 Global Industry Standard on Tailings Management (GISTM) Published in August 2020, the GISTM establishes a global benchmark for achieving the highest socio-environmental and technical standards in the management of Tailings Storage Facilities (TSFs), prioritizing the safety of structures throughout their entire life cycle, including planning, design, operation, and post-closure. The initiative requires mining companies to strengthen their technical, operational and governance commitments to ensure zero harm to people and the environment. The GISTM is the result of a joint initiative by the International Council on Mining and Metals (ICMM), the United Nations Environment Program (UNEP) and the Principles for Responsible Investment (PRI). In 2025, we completed the implementation of the GISTM across all our tailings dams, fulfilling our public commitment to apply the standard to all TSFs classified with “extreme” and “very high” consequence ratings, and we continue to maintain an ongoing monitoring process to ensure sustained compliance. For more information on Vale's compliance with the GISTM, click here. Alternatives to tailings dams A fundamental preventive measure underway is to reduce the dependence on tailings dams in our production processes. Vale already operates filtration and dry stacking systems for approximately 80% of the tailings generated at four major operational units (Brucutu, Conceição, Cauê, and Vargem Grande). In addition, new dry processing technologies remain a key component of the Company’s strategic research and development initiatives. Tailings governance Our tailings governance approach adopts several layers of protection, with the aim of improving our ability to prevent accidents: 1st line of defense 2nd line of defense 3rd line of defense Operational Geotechnical Area Geotechnical Department Audit and Compliance Department (Internal Audit and Whistleblower Channel) External agents Engineer of Record: dam safety inspections and performance assessments Independent Tailings Review Board (ITRB): a committee composed of external experts Periodic Dam Safety Reviews (RPSB): periodic technical reviews by external engineering companies PAEBM: Vale and communities together for safety The safety of the communities living near Vale's dams remains a priority. The Emergency Action Plan for Mining Dams (PAEBM) is in effect for all Vale dams in Brazil for which legal requirements apply, in compliance with the National and State Dam Safety Policies. In 2025, all dams classified as High Hazard Potential (HHP) received positive Declarations of Conformity and Operability (DCO), demonstrating Vale’s adherence to the highest safety standards. Engagement with communities is an essential component of the PAEBM. Vale conducts awareness campaigns, training sessions and periodic drills to ensure that residents know what to do in an emergency. In 2025, the company continued the “Civil Defense in Schools” project, launched in 2024, which became the foundation for the Minas Gerais State Education Plan for Civil Protection and Defense (PEE PDEC). Vale also supported the establishment of new Civil Protection and Defense Centers (NUPDECs) in municipalities affected by dams, including Itabirito, Sabará, and Santa Luzia (in Minas Gerais), among others. VALE | 2026 Annual and Extraordinary Shareholders Meeting 28 Our journey towards ESG leadership is focused on finding the best initiatives and technologies to minimize negative impacts and leverage positive results for nature and people. After all, our operations depend on nature and have a significant impact on it. To this end, we have established long-term commitments aligned with the UN's 2030 Agenda for Sustainable Development fostering the dialogue with stakeholders that is fundamental to the development and continuity of our business. In 2025, we released the Sustainability-Related Financial Information Report, available here, a significant step in alignment with the IFRS Sustainability Disclosure Standards, standards issued by the International Sustainability Standards Board (ISSB), and the CBPS Sustainability Disclosure pronouncements, issued by the Brazilian Sustainability Committee Statements (CBPS). The voluntary disclosure anticipates the requirements of CVM Resolution 193/23 by two years, reinforcing Vale’s commitment to transparency and the continuous advancement of its climate and sustainability reporting practices. Below we highlight some of our initiatives on ESG topics. Environmental Through a collaborative process involving internal and external stakeholders, we have established a set of six goals, with biodiversity as a crosscutting theme: 1. Make nature an essential aspect of our governance, management and decision-making. 2. Strengthen biodiversity management in our processes and value chain, assessing impacts, dependencies, risks and opportunities. 3. Leave a positive legacy through restoration and conservation, strengthening partnerships with society organizations, traditional communities and indigenous peoples. 4. Invest in innovation, co-production and sharing of technical and scientific knowledge, incorporating and valuing traditional knowledge. 5. Disseminate of knowledge, initiatives and results as a source of dialogue and engagement with the different stakeholders. 6. Influence transformative external agendas that contribute to positive results for nature (advocacy). We recognize that our operations primarily impact land use, vegetation cover, and watercourses. Accordingly, we have established voluntary targets and commitments through 2030 related to water and forests. We have advanced in implementing the Forest Target, a voluntary commitment to protect 400,000 hectares and restore 100,000 hectares beyond our operational boundaries by 2030. By the end of 2025, 45% of the target had been reached, with 25,364 hectares recovered and 200,093 protected. It is important to highlight the continued implementation of the 2030 Water Target, which foresees a 27% reduction in the specific use of fresh water by 2030, based on guidelines such as water efficiency, circularity and conservation of water bodies. By 2025, we had reached a cumulative position of 225 thousand hectares of recovered or protected forests, equivalent to around 45% of the voluntary target of 500 thousand hectares by 2030. Sustainability VALE | 2026 Annual and Extraordinary Shareholders Meeting 29 In 2025, Vale made significant progress in maturing its biodiversity management, strengthening the assessment of environmental impacts, risk management and the evolution of mitigation strategies, tools and practices. We started from the principle that knowing, restoring and conserving biodiversity is essential to operating responsibly and ensuring the long-term resilience of the business. Throughout the year, we prioritized the adoption of frameworks and tools that connect strategy to operations and projects, accompanied by the development of indicators and metrics to monitor performance. In this context, we have become early adopters of the Taskforce on Nature-related Financial Disclosures (TNFD), increasing transparency by disclosing information about our direct operations in Brazil. In 2025, Vale Base Metals (VBM) also released its TNFD report, presenting the results during COP30. For 2026, the TNFD is expected to be published for the international sites in Oman and Malaysia, making it possible to end the year with 100% of direct operations assessed under the framework approach. Within the supply chain, the Conexão ESG program marked the beginning of structured initiatives to engage and teach nature literacy to suppliers with high biodiversity and water criticality, through workshops held in 2025. Vale also plans to expand this work in 2026, applying the Localize stage of the TNFD-LEAP methodology, with the aim of deepening the understanding of the distribution of suppliers and their interfaces with ecologically sensitive areas. External recognition has reinforced this trajectory. Vale was featured in the GRI & TNFD Global Case Studies Report, in recognition of its nature management practices, and has consolidated relevant strategic partnerships, including the formalization, in 2025, of a partnership with the International Union for Conservation of Nature (IUCN), aimed at incorporating positive approaches to nature into operations and strengthening conservation and restoration agendas. Since 2024, the Company has also been a member of the Life Business and Biodiversity Coalition, using its methodology to measure impacts and evaluate biodiversity performance. Social We are part of the territories where we operate and actively contribute to their development. In this context, we seek to act as partners with communities, guided by our model of social action, whose non-negotiable principle is respect for human rights. This model is achieved by managing the risks and impacts of our activities on neighboring communities, combined with structured support for territorial development. In this context, we have made three commitments that guide our social action: 1. To support 500 thousand people out of extreme poverty. 2. To support all Indigenous communities in the vicinity of our operations in developing and implementing their plans to advance the rights set out in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP). 3. To be among the TOP 3 of the main ESG assessments. Commitment to reducing poverty: As part of its commitment to help 500,000 people out of extreme poverty, Vale is organizing the Together Against Poverty program, which brings together companies, social organizations, academia, representatives of civil society and public authorities, with the aim of strengthening public policies and generating a lasting legacy for the territories. We are early adopters of the TNFD, increasing transparency on risks and opportunities related to nature, with reporting on direct operations in Brazil and presentation of Vale Base Metals' results at COP30 in 2025. VALE | 2026 Annual and Extraordinary Shareholders Meeting 30 The initiative is aligned with UN Sustainable Development Goal (SDG) 1 — No Poverty and adopts a Multidimensional Poverty Index (MPI), developed specifically for the program based on the MPI from the University of Oxford as an instrument for measuring and monitoring results. Vale recognizes poverty as a multidimensional phenomenon and therefore adopts the Multidimensional Family Monitoring (AFM) approach, which considers five fundamental dimensions: income, education, health, nutrition and infrastructure. This methodology is applied through the construction of personalized action plans, drawn up together with each family, with a focus on overcoming the deprivations identified. Over a period of up to 24 months, the families receive support to implement these actions, in conjunction with public authorities and local organizations. Periodic monitoring guides the efforts of families and the network of partners, strengthening the effectiveness and sustainability of the results achieved. Currently, around 60 thousand people take part in the 20 initiatives that have been implemented, mainly in the states of Pará and Maranhão. Approximately 14 companies have contributed to financing initiatives in the territories, totaling more than BRL 30 million since the program began. Supporters include BNDES, EGTC, Enesa, Fundação Banco do Brasil, Grupo Ápia, Instituto Equatorial, Logicalis, Michelin, Hatch, MIP, Plamont, Sotreq, U&M and Wheaton. Indigenous rights: 2025 marked concrete progress in engaging with communities and implementing the UNDRIP principles. Partnerships with the private sector are essential to increase the mobilization of resources. To this end, and to ensure transparency for donors, Vale set up the Philanthropic Fund in 2024, managed by the Institute for the Development of Social Investment (IDIS). In 2025, the fund was also presented to the international audience at an event held on the New York Stock Exchange (NYSE), further expanding its fundraising capacity and reach. Commitment to indigenous rights: Vale continues to make consistent progress in implementing its commitment to support, by 2030, all indigenous communities neighboring its operations in Brazil in the development and implementation of their own instruments to guarantee the rights set out in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP). This commitment is materialized through technical support for the construction of Consultation Protocols, Territorial and Environmental Management Plans (PGTA) and Life Plans, strengthening the autonomy, protagonism and self-determination of indigenous communities. In 2025, concrete progress was made on this agenda. The Ka'apor People, from the Alto Turiaçu Indigenous Land (MA), have concluded their Life Plan, while the Tupiniquim People, from the Comboios Indigenous Land (ES), have drawn up their Consultation Protocol. This same period also marked the launch of a training program in Environmental Management, Climate Change, and Political Action for the Guajajara Indigenous peoples in Maranhão, who serve as Guardians and Warriors in the Forest in the Rio Pindaré and Caru Indigenous Lands. Engagement also began with the recently contacted Awá people in the Awá, Caru and Alto Turiaçu Indigenous Lands (MA). The Together Against Poverty program has already reached around 60 thousand people, with a focus on Pará and Maranhão, making consistent progress towards the goal of lifting 500 thousand people out of extreme poverty. VALE | 2026 Annual and Extraordinary Shareholders Meeting 31 With these advances, five of the eleven indigenous communities with which Vale maintains a relationship are already engaged in defining their instruments for guaranteeing rights, extending a trajectory that began in 2024 with the Kayapó People (PA), the first to conclude their PGTA and Consultation Protocol. The improvement in Sustainalytics' rating reflects the Company's ongoing evolution in sustainable practices and its alignment with the ambition to rank among the TOP 3 in the main ESG assessments. Improvements in ESG risk ratings: Reflecting the continuous improvement of our ESG practices and convergence with the expectations of the market and society, our ESG risk ratings have shown significant evolution. Agency 2019 2025 MSCI (AAA maximum / CCC minimum) CCC BB Sustainalytics (the lower, the better) 54.5 27 ISS Corporate (A+ maxium/ D- minimum) - C+ ISS Governance (the lower, the better) 10 1 DJSI (the higher, the better) 45 39 1 Dow Jones Sustainability World Index. Also known as CSA (S&P Global's Corporate Sustainability Assessment). Relationship with communities: Vale brought forward by one year the target of full coverage of priority communities in Brazil with Community Relationship Plans. Today, the 147 priority communities have active plans, strengthening long-lasting and structured relationships of trust. Community safety: We remain committed to reducing accidents involving community members by 40% by 2027. In 2025, 107 accidents were recorded, of which, regrettably, 12 resulted in fatalities. Nevertheless, there was a 33% reduction in the fatality rate compared to the previous year, reflecting the implementation of structural measures grounded in in-depth root-cause analyses. Vale continues to work collaboratively with communities, public authorities, suppliers, and other local stakeholders to strengthen a culture of prevention and reduce the recurrence of accidents. Promotion of culture: In 2025, the Vale Cultural Institute consolidated its role as one of the country's main private cultural promotion agents, allocating BRL 196.9 million to 165 cultural projects in 22 states and the Federal District, through the Rouanet Law. The investments generated a significant social impact by expanding access to culture, strengthening the creative economy in the territories and supporting vulnerable populations, contributing to the appreciation of Brazilian cultural diversity. Human rights agenda: Vale has made consistent progress in implementing independent human rights due diligence (IHDD) in critical operations and projects. In 2025, the second cycle was completed on the Northern Corridor, covering Serra Sul (PA) and the Ponta da Madeira Maritime Terminal (MA), and the second cycle began on the Southeastern Corridor, in the Itabira and Mariana (MG) complexes. At the end of the period, 80% of suppliers classified as high risk in Brazil had implemented mitigation measures, including assessments, training, inspections, action plans and continuous monitoring, reinforcing preventive risk management and alignment with international best practices. VALE | 2026 Annual and Extraordinary Shareholders Meeting 32 Climate change remains at the heart of Vale's strategy. By 2025, we have reinforced our commitment to climate resilience, intensifying actions to reduce greenhouse gas (GHG) emissions in our operations, value chain and products, in line with global best practices and the Sustainable Development Goals. Throughout the year, we consolidated audited data, strengthened internal monitoring controls and made consistent progress on the decarbonization roadmap, with a special focus on Scopes 1 and 2. In Scope 3, we advanced key initiatives, including the continued development of the briquettes and Mega Hubs projects, as well as strategic partnerships in the shipping sector focused, on the use of biofuels and the development of technologies to enhance energy efficiency. Climate targets Our climate targets are aligned with the Paris Agreement, including a 33% reduction in absolute Scope 1 and 2 GHG emissions by 2030, compared to a 2017 baseline, through operational improvements, fuel switching, and increased use of renewable energy, while seeking to reduce net Scope 3 emissions by 15% by 2035, supported by the development of less carbon-intensive products, strategic partnerships, and greater logistical efficiency. In the long term, we maintain our ambition to achieve net zero emissions in Scopes 1 and 2 by 2050, combining absolute reduction, technological advances and operational improvements, as well as incorporating Nature- Based Solutions as relevant instruments to generate socio-environmental benefits and enable the use of high integrity carbon credits. Learn more about our decarbonization strategy here. Climate governance The Global Climate Change Policy, revised and approved by the Board of Directors in 2025, reinforces Vale's commitment to climate resilience by integrating climate risks and opportunities into the Integrated Corporate Risk Map. The policy incorporates international standards, such as internal carbon pricing and analyses of trade-offs between economic viability and environmental impacts, and reaffirms the targets for Scopes 1, 2 and 3, as well as the ambition of net zero emissions by 2050. Climate governance is structured at multiple levels, with oversight of the Board, support from specialized committees and coordination by the Low Carbon Forum to ensure the execution of the decarbonization roadmap. This structure is reinforced by the linking of climate targets to performance mechanisms, with decarbonization indicators integrating variable remuneration, including short-term targets from the office of the Vice President for Sustainability (weight of 7.5%) and long-term ESG metrics in Vale's Actions Program (weight of 25%). Reduce absolute Scope 1 and 2 emissions by 33% by 2030 (compared to 2017). Eliminate net Scope 1 and 2 emissions (net zero) by 2050. Reduce net Scope 3 emissions by 15% by 2035 (compared to 2018). Climate change and decarbonization VALE | 2026 Annual and Extraordinary Shareholders Meeting 33 Climate risks and opportunities In 2025, we made significant progress in the robustness and transparency of our data, consolidating our leadership position by being the first global mining company to set emissions targets in 2020 and, subsequently, the first in the sector and in Brazil to voluntarily disclose the Sustainability-Related Financial Information Report, prepared in accordance with the CBPS standards, aligned with the IFRS and the TCFD recommendations developed by the ISSB. In line with this commitment, we will publish the report again based on 2025 data, broadening the scope beyond climate and contributing to the maturing of internal processes and the preparation of the market for mandatory disclosure from 2026. Our climate risk portfolio covers both transition risks—such as regulatory changes, carbon pricing and market volatility—and physical risks, including extreme weather events. We also consider operational challenges related to technological feasibility, the maturing of solutions for energyintensive assets, the acceptance of products with a lower carbon footprint and the development of economic instruments that internalize the cost of carbon, all of which are monitored continuously and reported transparently. In 2025, we made important progress in our decarbonization journey with our partners, of which we highlight the following: • We signed a Strategic Alliance Agreement with Petrobras for the supply of biobunker (fuel used in ships) and co-processed diesel with renewable content. Diesel R5, which has 60% lower carbon intensity, is currently being tested on the Vitória-Minas Railroad and at the Fábrica Nova mine in the Mariana Complex (MG). We are also advancing collaborations to develop more competitive natural gas supply models—an essential input for the production of pellets and iron ore briquettes. • We have signed a Strategic Alliance Agreement with Green Energy Park (GEP), an integrated European hydrogen Company, to offer decarbonization solutions to the global steel industry. Through this partnership, we will develop feasibility studies for the installation of a green hydrogen production unit in Brazil, which will supply a future Mega Hub—an industrial complex designed to manufacture low-carbon steel products. • We initiated testing of rotor sails on the Sohar Max, a 362-meter-long Valemax-type vessel with a cargo capacity of 400,000 tons. Developed by Anemoi Marine Technologies, the sails harness wind power to reduce fuel consumption and lower emissions. The trial on the Sohar Max marks the fifth wind propulsion project installed on vessels of varying sizes that provide services to Vale, either supported or financed by the company. Two more projects were planned until late 2025. • We have signed a Memorandum of Understanding (MoU) with Hydnum Steel to develop low carbon solutions for steel production. The agreement includes the joint assessment of the possibility of building an iron ore briquette plant at Hydnum Steel's main green steel project in Puertollano, Spain. The plant will start producing 1.5 million tons of rolled steel in 2026 and is designed to have an annual capacity of 2.6 million tons from 2030. • We have concluded a multi-year pellet supply agreement with Roheisengesellschaft Saar mbH (ROGESA), a joint subsidiary of AG der Dillinger Hüttenwerke (Dillinger) and Saarstahl AG. The agreement represents an important milestone in advancing the decarbonization of the steel industry. The agreement provides for the supply of blast furnace pellets from 2025 to 2027 and a flexible transition to direct reduction pellets from 2028, after the commissioning of ROGESA's direct reduction plant at the Dillingen site. • We signed a five-year contract with Wilson Sons to dock seven vessels at the company's shipyard in Guarujá, in the Port of Santos. Over the course of the contract, scheduled maintenance will be performed on five of the company’s tugboats and two ferryboats operating in Rio de Janeiro, resulting in an estimated 67% reduction in fuel consumption for the company. VALE | 2026 Annual and Extraordinary Shareholders Meeting 34 • We have signed a Collaboration Agreement with Caterpillar to test large battery-electric trucks and develop joint studies for ethanol-powered trucks. • We have signed a Collaboration Agreement with Komatsu and Cummins to develop dualfuel off-road trucks powered by a blend of ethanol and diesel. This pioneering project aims to reduce direct CO₂ emissions by up to 70% compared to diesel engines. These will be the first trucks of this size in the world—featuring a capacity of between 230 and 290 tons—to operate with ethanol as part of their fuel mix. COP 30 The mining sector plays a pivotal role in both the decarbonization agenda and the broader global climate agenda. COP30 represented an important opportunity for Brazil to highlight the interconnections between energy, climate, natural resources, and business, with strong engagement from the private sector. Vale, a longstanding participant in the United Nations Climate Change Conference, reaffirmed its commitments to global decarbonization and contributed to discussions on sustainable development models in the region. Its engagement centered on three pillars: (i) decarbonization across the value chain, emphasizing the role of critical minerals, innovative mining approaches—such as circularity—and Brazil’s potential in renewable energy and efficiency; (ii) naturebased solutions and the role of forests, linking biodiversity and the bioeconomy to scalable climate solutions; and (iii) a just transition and adaptation, contributing to discussions on climate resilience, respect for human rights, and differentiated responsibilities. Main initiatives on Vale's agenda during COP30: • The Essential Minerals Coalition, in collaboration with the Brazilian Business Council for Sustainable Development (CEBDS), the Brazilian Mining Institute (IBRAM), and 15 other companies, has positioned Brazil as a leading player in the supply of essential minerals for the energy transition, with studies indicating the potential to reduce emissions from the minerals sector by up to 90% by 2050, underpinning IBRAM's sectoral target. • The Carbon Measures coalition has advanced efforts to address one of the most significant gaps in the transition— reliable and comparable product-level carbon accounting—thereby enhancing transparency and enabling more informed and effective decarbonization decisions across the value chain. • The C.A.S.E. (Climate Action Solutions & Engagement) initiative, formed by Bradesco, Itaúsa, Itaú Unibanco, Marcopolo, Natura, Nestlé and Vale, highlighted Brazilian solutions capable of tackling the climate crisis at scale, expanding its presence during the COP with a space dedicated to debates and the presentation of private sector proposals to the conference presidency. • In addition, Vale contributed to the launch of the Global Circularity Protocol for Business of the World Business Council for Sustainable Development (WBCSD), reinforcing circularity in mining as a key lever for emissions reduction and greater resource efficiency. VALE | 2026 Annual and Extraordinary Shareholders Meeting 35 Socio-economic and socio-environmental reparations BRL 4 billion in civil and labor compensation for around 17.5 thousand beneficiaries, with 99% of out-of-court cases completed 186 families removed 78% Of families already in permanent housing (142 families in permanent housing)¹ 4.4 billion liters of water distributed 694 water supply stations in place 12.2 million m³ of tailings removed in the main affected area 257 hectares in the process of environmental recovery, with more than 260 thousand seedlings planted Local Businesses increase revenues by 84% in 2025 vs. 2024 10,993 animals under guardianship since the collapse, with 506 animals still sheltered at the end of 2025 12,249 participants in 96 engagement initiatives, and 4,176 stakeholders present at 479 meetings 3,631 people registered for the digital information service via a broadcast list. Reparations Rupture of Vale's B1 dam, Brumadinho, 2019 We will never forget Brumadinho. Since 2019, we have remained firmly committed to the full reparation for the damage caused. The initiatives implemented in 2025 met the demands formulated by the Parties to the agreement¹ and were duly approved by the Judiciary. 2019 B1 Dam rupture Brumadinho Comprehensive Reparation Agreement 81% completed ~86% complete 100% complete 2021 2025 2026E 2031E Comprehensive Reparation Agreement BRL billion 51% 100% 95% BRL 37.7 bn 11.4 bn 19.9 bn 6.3 bn ¹ The Government of the State of Minas Gerais, the Federal Public Prosecutor's Office, the Public Prosecutor's Office of the State of Minas Gerais and the Public Defender's Office of Minas Gerais are all parties to the agreement. OBLIGATIONS TO PAY OBLIGATIONS TO PERFORM ACTIONS BEFORE THE AGREEMENT *The progress percentage is calculated based on the financial value adjusted by the IPCA (Extended Consumer Price Index). ¹Refering to Brumadinho and the Paraopeba River Basin, not including the affected territories. VALE | 2026 Annual and Extraordinary Shareholders Meeting 36 Socioeconomics In 2025, we completed around 99% of the individual out-of-court settlements for Brumadinho and the Paraopeba Basin, with accumulated payments amounting to approximately BRL 4 billion made to 17.5 thousand people. Only isolated and additional cases related to the restrictions on the use of the Paraopeba River remain. Socio-economic reparations combine compensation with structural investments in sanitation, water supply security and essential services. A total of 4.4 billion liters of water were distributed, and 694 supply stations—including systems, treatment plants, and alternative solutions—were installed, benefiting communities in the Paraopeba Basin and other river basins. In Córrego do Feijão, the Territory Resignification Program is advancing the transition toward a park-territory model, integrating income generation, sustainable agriculture, and tourism. In 2025, the participating enterprises increased their level of maturity in management and marketing by 54% and recorded an 84% increase in turnover compared to 2024. A 2-hectare Agroforestry System now integrates production, environmental conservation and income. In 2025, the Brumadinho Tourism Program made progress in consolidating an ecosystem aimed at strengthening local tourism and sustainable development. During this period, the Céu de Montanhas Association and the www.experimentebrumadinho.com.br digital platform were set up, increasing governance, community coordination and visibility of the region. In the last 12 months, the initiative has shown significant financial results, with revenues of BRL 5.5 million and direct income generation of BRL 1.30 million. Under the Judicial Settlement for Comprehensive Reparation— (AJRI, in portuguese), by the end of 2025, BRL 34.9 billion had been disbursed: BRL 7.4 billion in obligations to perform, BRL 21.3 billion in judicial deposits, and BRL 6.3 billion in actions already undertaken prior to the agreement, resulting in 81% of the total amount fulfilled. Among the socioeconomic obligations to perform, 425 projects were approved, of which 113 were completed and validated by the socioeconomic auditor of the agreement, 3 were completed iand are awaiting the socioeconomic audit, 123 were converted into obligations to pay and amounts have already been settled, and 186 are in progress. Socio-environmental In 2025, the socio-environmental front concentrated its efforts on completing tailings management, recovering degraded areas and monitoring water, biodiversity and health risks. 12.2 million m³ of tailings in the main affected area, the "hot zone" of the Ribeirão Ferro-Carvão Sub-Basin, were removed. Within the broader framework of environmental recovery in Brumadinho, 79 hectares were restored in 2025, distributed across Atlantic Forest compensation areas, areas of permanent preservation and the planting of endangered species, and the main area impacted by the collapse of the Ribeirão Ferro-Carvão basin. Since 2019, approximately 264 thousand seedlings have been planted; together with this effort, we have to date reached a total of 257 hectares undergoing environmental restoration. Monitoring of water quality in the Paraopeba River indicates a positive trend, with reduced concentrations of metals associated with the dam breach—particularly manganese and total iron— and stabilization of turbidity levels, especially in the most affected stretches and up to the Igarapé In January 2026, the Minas Gerais Fire Department ended the search for the two victims that had not yet been identified after surveying more than 11 million cubic meters of tailings. With the conclusion of this stage, the work the work is now being led by the Civil Police, which, since then, has remained responsible for the identification process, through forensic analysis of the materials already located and those still under evaluation evaluated. VALE | 2026 Annual and Extraordinary Shareholders Meeting 37 Thermal Power Plant. Studies of the biota have recorded 19 plant species and 14 terrestial animal species that are threatened with extinction, as well as 118 fish species, of which 99 are native and six have some degree of extinction threat, indicating a return to favorable environmental conditions. In the Paraopeba Basin Socio-Environmental Reparation Plan (PRSA, in portuguese), 12 plans, programs and projects had been approved by the end of 2025. This information is available on the socio-environmental audit portal. Among the highlights is the Education Professionals Training Project (PEABP, in portuguese), whose implementation agreement was signed with the Federal University of Ouro Preto (UFOP), strengthening the educational network across the municipalities. Institutional relations and communities In 2025, we intensified dialogue and transparency with communities through structured engagement programs. The Community Engagement Program developed 96 initiatives, with 12,249 participants, including conversation circles, workshops and thematic meetings. The Hack Projetos initiativetrained leaders from nine municipalities over a six-month period and awarded three initiatives with seed funding and mentoring to help secure additional resources. We engaged not only with local communities but also with investors, authorities, judicial bodies, and specialists—hosting delegations interested in the reparation experience and participating in forums, conferences, and discussions on reparation and socio-environmental risk management. Rupture of Samarco's Fundão Dam, Mariana, 2015 On October 25, 2024, the involved companies, federal, state and municipal governments, and judicial institutions signed the Comprehensive and Definitive Reparation Agreement addressing the damage caused by the rupture of the Fundão dam in Mariana, Minas Gerais, Brazil, on November 5, 2015. The Agreement provides for a total financial value of approximately BRL 170 billion1, of which BRL 73.1 billion had already been disbursed from 2015 to December 2025. This total amount includes past and future obligations to pay and to perform, previously conducted by the now liquidated Renova Foundation, which have been replaced by definitive reparation actions under the responsibility of Samarco and the public authorities to assist the people, communities and environment impacted by the dam collapse. The Agreement established three main lines of obligations: Amount (on a 100% basis) Main obligations BRL 100 billion Payments made in installments over 20 years to the federal government, the states of Minas Gerais and Espírito Santo, and affected municipalities to fund programs and compensatory actions tied to public policies.2 BRL 32 billion Samarco's obligations to perform, including individual compensation, resettlement and environmental recovery initiatives. BRL 38 billion Amounts already invested in remediation and compensation measures. BRL 170 billion in total 2 Adjusted by the Brazilian IPCA inflation index. In 2025, significant progress was made on the reparation measures set out in the Agreement and implemented by Samarco, focusing on three primary lines of obligation: • On the compensation front, all compensation programs were implemented as planned, and the enrollment period has been closed. By December 2025, more than BRL 34.8 billion had been paid out in 782 thousand compensation agreements. Of this total, more than 301 thousand were through the Definitive Indemnification Program (PID), totaling more 1 Future financial obligations are presented on a real, undiscounted basis and will be indexed to Brazilian inflation (IPCA). VALE | 2026 Annual and Extraordinary Shareholders Meeting 38 The other action fronts and programs are proceeding according to plan and schedule. Cash disbursement of Samarco's commitments1 We reaffirm our commitment to support Samarco in repairing the damage caused by the collapse of the Fundão dam, and to honor the shareholders' prior agreement to finance up to 50% of any amounts Samarco, as the primary debtor, does not fund. Vale's provision for these obligations is USD2.6 billion (BRL 14.4 billion) as of December 31, 2025, and includes estimates of Samarco's contributions and expected disbursements related to the lawsuit in the United Kingdom. The estimated cash disbursement schedule is shown below. 1 Amounts expressed in real terms. Disbursed 2026 2027 2028 2029 2030 2031 Annual average 2032- 2043 Mariana reparation – 100% 73.1 12.4 6.2 5.8 9.0 9.4 6.8 5.2 Vale contribution (BRL billion) – 6.2 3.1 2.1 3.5 3.2 – – Vale contribution (USD billion) – 1.1 0.6 0.4 0.6 0.6 – – than BRL 11 billion in direct payments to affected individuals; • On the resettlement front for the municipalities of Novo Bento Rodrigues and Paracatu, we reached a 99% completion rate through the delivery of housing or monetary compensation, and all construction work initiated prior to the Agreement has been completed; and • On the environmental front, The Environmental Recovery Plan (PRA) was submitted to the environmental authority in May, ahead of the Agreement deadline. Approximately 35 thousand hectares of the 50 thousand planned (70%) have been reforested, and over 2.7 thousand springs across the basin have been recovered out of the 5 thousand planned (56%). VALE | 2026 Annual and Extraordinary Shareholders Meeting 39 Our main corporate governance practices • Board performance focused on the Company's strategy and priorities for its business and culture • Majority of independent directors • Board members elected individually at the Annual General Meeting • Chairman and Vice Chairman of the Board elected individually at the Annual General Meeting • Appointment of a Lead Independent Directors (LID), nominated by the independent directors, to act as an alternative contact with the Company's shareholders • Board member term limits as an additional independence criterion • The Nomination and Governance Committee evaluates and recommends the list of nominees to the Board • Periodic, structured, and comprehensive self‑assessment process by the Board of Directors and its advisory committees • Specific criteria for assessing overboarding • Separate roles for the CEO and Chairman of the Board • Advisory Committees composed exclusively of Board Directors • Audit and Risk Committee composed entirely of Independent Board Directors Our main Executive Committee compensation practices • Minimum shareholding requirement: 36x and 24x the monthly fee for the CEO and Executive Vice Presidents, respectively • Adoption of the Malus and Clawback rules under which the Company may suspend or request refund of variable compensation in exceptional cases • Structured individual performance assessment process in the 360º format, in line with market practices and the company's strategic plan • High-stake ESG (Environmental, Social & Governance) metrics in short- and long-term variable compensation, in line with Vale's ambition to be a leader in sustainable mining • Short-term compensation focused on the strategic objectives and greater focus on collective goals, encouraging joint collaboration • Technical Executive Vice President and teams responsible for health, operational safety, dam management and risk management with no short-term financial performance targets • Targets on capital allocation, process safety events, black leadership, among others, aligned with Vale's ambitions and strategies • Long-term incentives that pay "virtual dividends" in real shares, helping to align senior management priorities with shareholders' vision • A Performance Share Unit (PSU) program aligned with international best practices, with TSR, ESG and ROIC metrics • Compensation mix aligned with international market practices, with greater weight on longterm variable compensation Corporate governance VALE | 2026 Annual and Extraordinary Shareholders Meeting 40 Our governance model is based on transparent communication, continuous dialogue and clear definition of responsibilities, favoring robust decisions, disciplined capital management, effective risk mitigation and greater stability in processes, strengthening resilience and having a positive impact on Vale's reputation. In 2025, we made consistent progress in improving this model, with initiatives aimed at strengthening governance bodies, including the renewal of collegiate bodies and the implementation of structured onboarding programs aimed at integration and knowledge sharing. We are the first Brazilian company to disclose financial information related to sustainability, a document prepared in accordance with international standards (IFRS S1 and S2). As a result of the evolution of our practices, our 2025 Governance Report achieved 100% adherence to the practices recommended by the Brazilian Corporate Governance Code for the second consecutive year¹. Vale's governance structure Our structure has a Board of Directors, whose mission is to protect the Company's assets and maximize shareholders' return on investment in the long term, acting within the highest ethical principles, with the aim of maintaining the Company's longevity. It is the body responsible for overseeing the company's guidelines and strategic plans, monitoring and evaluating its economic and financial performance, and appointing and assessing members of the Executive Committee, among other powers set out in the company's Bylaws and Internal Regulations. Five statutory and permanent Advisory Committees assist the Board of Directors in monitoring the Company's activities, in order to make the Board make more informed and efficient decisions. The Committees are as follows: (i) Capital Allocation and Projects Committee, (ii) Audit and Risks Committee, (iii) Nomination and Governance Committee, (iv) People and Compensation Committee and (v) Sustainability Committee. We also have a Fiscal Council, a permanent body independent of the Executive Committee and the Board of Directors, which acts on the principles of transparency, fairness and accountability. Among its duties, it oversees the actions of the directors, verifies compliance with their legal and statutory duties, examines the quarterly balance sheets and financial statements for the year, and issues an opinion on these documents and certain proposals submitted to the Company's management bodies. Our Executive Committee, among other statutory duties, is responsible for complying with and enforcing the general direction of the Company's business, ensuring people's safety, social progress and respect for the environment in all the locations where the Company operates, as well as for deliberating on administrative policies and implementing the Corporate Policies and guidelines established by the Board of Directors. ¹ Considering items applicable to Vale. We are a corporation committed to the best global corporate governance practices as a pillar for creating long-term sustainable value for our stakeholders. VALE | 2026 Annual and Extraordinary Shareholders Meeting 41 The company also has five non-statutory, advisory Executive Risk Committees, responsible for advising the Executive Committee on technical issues, and the Conduct and Integrity Committee, set up by the Board of Directors to promote the Ethics & Compliance Program and compliance with the company's Code of Conduct. Advisory Committees • Capital Allocation and Projects • Audit and Risk • Nomination and Governance • People and Compensation • Sustainability Board of Directors CEO Operations VP Corporate Affairs VP Finance and IR VP Commercial and Development VP People VP Sustainability VP Technical VP General Meeting Fiscal Council Audit and Compliance Department Corporate Governance Department Non-statutory Executive Vice Presidents. Our Bylaws separate the roles of Chairman of the Board, elected by the General Shareholders’ Meeting, and CEO appointed by the Board of Directors. The former is dedicated to the company's strategic agenda, overseeing and supporting actions, while the latter leads the company's operations to achieve the best possible results. Both roles converge on a single objective: to ensure the conditions needed to build the Vale of tomorrow—a corporation with high standards of corporate governance, recognized by society as a benchmark in safety and the most reliable Our management model VALE | 2026 Annual and Extraordinary Shareholders Meeting 42 operator in its industry, people‑focused and leading value creation in mining through ethical and sustainable practices. Our Bylaws also stipulate that if the elected Chairman of the Board is a non-independent director, the elected independent members must appoint an independent director to act as Lead Independent Director (LID), providing an alternative channel of contact with our investors. Since 2023, Mr. Daniel André Stieler has been acting as the Chairman of the Board, while Mr. Manuel Lino Silva de Sousa Oliveira as the LID1, with Vale pioneering the implementation of this position in Brazil. Under our Bylaws, the Board of Directors must comprise between 11 and 13 members. It currently has 13 members, including 8 independents— exceeding the Bylaws' minimum of 7 independent directors and well above the requirements of B3's Novo Mercado regulations. In addition, among the members of the Board, one (1) member and their alternate are elected in a separate vote by all the company's employees. Vale's Fiscal Council must be composed of 3 (three) to 5 (five) effective members and their respective alternates. Under the terms of the Company's Bylaws, the holder of the special class preferred shares (golden shares) is ensured the right to elect and dismiss, in a separate vote, one (1) effective member of the Fiscal Council and their respective alternate. Our policies Vale’s Board of Directors has established a set of Corporate Policies for which it is responsible, addressing strategic and critical matters and ensuring that our core values—life matters most, act with integrity, value the people who build our company, results oriented, respect our planet and society—are reflected in all our activities for the benefit of all of our stakeholders. In 2025, the Board continued an extensive revision of its principal Corporate Policies, focusing on guiding the company’s cultural 1 Mr. Manuel Lino Silva de Sousa Oliveira was elected as LID on June 29, 2023, and reappointed on May 29, 2025 for the 2025–2027 term. evolution and clarifying the competencies and responsibilities of its governance bodies. In this context, the following Corporate Policies were reviewed: Climate Change Policy; Anti-Corruption Policy; Risk Management Policy; Shareholder Remuneration Policy; Related Parties Transactions Policy; and Conflict of Interest Management Policy. The updates reinforce the Board of Directors' commitment to integrating operational practices, strategic decisions and governance principles, strengthening the company's performance in line with best market practices. In addition, the Board is the guardian of the company's corporate governance model and practices, including governance documents such as the Bylaws and Internal Regulations. The governance documents and Corporate Policies are available here, of which we highlight: Bylaws This is a foundational document that governs the legal existence and operational framework of Vale S.A. It sets out the corporate name, purpose, registered office, and term of duration, as well as the capital structure and share classes, including special class preferred shares. The Bylaws also establish the governance framework, defining the powers of the Shareholders' General Meeting, the Board of Directors, the Executive Committee, and the Fiscal Council, and setting out their duties and responsibilities, as well as mechanisms to protect shareholders, in accordance with Brazilian corporate law and B3’s Novo Mercado Listing Rules. Internal Regulations of the Board of Directors The Internal Regulations of the Board of Directors set out the Board’s structure, organization, and operating procedures, detailing its mission, responsibilities, duties, composition, appointment process, terms of office, and meeting protocols. The document reinforces the role of the Board as the body responsible for strategic orientation, management oversight and protection of the company's assets, acting according to high ethical and governance standards, in line with Vale's Bylaws and Corporate Policies. VALE | 2026 Annual and Extraordinary Shareholders Meeting 43 Code of Conduct Vale’s Code of Conduct establishes the values, principles and ethical standards that should guide the behavior of managers, employees and third parties who interact with the Company. The document addresses issues such as integrity, respect for life, human rights, safety, sustainability, prevention of corruption, fair competition, protection of information and management of conflicts of interest. The Code is the foundation of the Company's Ethics and Compliance Program, establishing clear standards of conduct and outlining the consequences for violations. Management and Directors Policy The Management and Directors Policy sets the guidelines applicable to key senior management personnel, including members of the Board of Directors, Advisory Committees and Executive Committee. Its objective is to guide succession planning, appointment, qualification, assessment, remuneration, retention and severance processes, in line with best corporate governance practices. The policy aims to promote well-informed, collective decision-making, foster diversity of skills, and ensure that the senior management is aligned with Vale’s purpose, values, and Code of Conduct. Business and Entity Management Policy This policy sets forth the guidelines and principles governing the management of Vale Group companies and entities, including subsidiaries, affiliates, consortia, and non-operating entities maintained by the company. The document seeks to ensure the consistent application of corporate governance practices, an appropriate organizational structure, and strategic alignment with Vale. Anti-Corruption Policy The Anti-Corruption Policy establishes the guidelines for preventing, detecting and combating corruption, reinforcing Vale's commitment to integrity and compliance with national and international anti-corruption laws. It applies to Vale, its subsidiaries, managers, employees and third parties, regulating issues such as offering or receiving undue advantages, relationships with public agents, donations, sponsorships, hospitality and due diligence of third parties. Related Parties Transactions Policy The Related Parties Transactions Policy sets out the principles, criteria, and procedures to ensure that transactions with related parties are conducted transparently, on arm’s-length terms, and in the best interests of the company. The document seeks to prevent conflicts of interest and ensure that such transactions take place under market conditions, with adequate levels of approval, disclosure and control, in compliance with corporate legislation and good corporate governance practices. Conflict of Interest Management Policy The Conflict of Interest Management Policy defines guidelines for identifying, declaring, preventing and addressing actual or potential conflicts of interest involving employees, directors and relevant shareholders. The document reinforces independence in decision-making, transparency and the primacy of Vale's interests, establishing reporting duties, abstention and mechanisms for managing identified situations, in line with the Code of Conduct and other Corporate Policies. VALE | 2026 Annual and Extraordinary Shareholders Meeting 44 Our Board of Directors Our Board of Directors was elected at the 2025 Annual General Meeting and is composed of the Chairman, Vice Chairman and 11 members, whose responsibilities include establishing the general direction of the business, considering the safety of people, social progress and respect for the environment, defining the strategy of the company and its subsidiaries and monitoring and evaluating management, conducting the activities within their competence established in the applicable legislation, in the Bylaws and in Vale's internal rules. On February 20, 2026, Mr. João Luiz Fukunaga resigned as a member of the Board of Directors and, on February 26, 2026, the Board of Directors appointed Mr. Márcio Antonio Chiumento to fill the vacant position until these Meetings are held. Get to know our board members, whose full profiles can be found here. Marcelo Gasparino Vice Chairman André Viana Madeira Director elected by the employees Heloísa Belotti Bedicks Independent director Shunji Komai Director Rachel de Oliveira Maia Independent director Franklin Lee Feder Independent director Márcio Antonio Chiumento Appointed director Reinaldo Duarte Castanheira Filho Independent director Wilfred Theodoor Bruijn (Bill) Independent director Daniel Stieler Chairman Anelise Quintão Lara Independent director Manuel Lino Silva de Sousa Oliveira Lead Independent Director Fernando Jorge Buso Gomes Director VALE | 2026 Annual and Extraordinary Shareholders Meeting 45 Board of Directors nomination and election process The members of our Board of Directors are elected biennially at the Annual General Shareholders' Meeting. The directors are appointed by Vale through its Nomination and Governance Committee (CIG), with the support of a specialized external consultancy, which analyzes opportunities to evolve the objective criteria for the individual proficiency scale for each of the competencies contained in the Board's Critical Competencies Matrix, with the aim of further enhancing the accuracy of the assessment of the degree of coverage of these competencies considering the collegiate body, as well as its comparability with external candidates. As shown in its Performance Report, in 2025 the Board of Directors concluded the process of electing the Board of Directors for the 2025-2027 term, renewing its composition and reinforcing strategic profiles and relevant experience for the company, especially in the mining, finance and sustainability sectors. The process was conducted in line with the company's Bylaws and Policies, under the coordination of the Nomination and Governance Committee, culminating in the full approval of the proposal by the shareholders at the General Shareholders' Meeting. VALE | 2026 Annual and Extraordinary Shareholders Meeting 46 Management experience Sector knowledge Functional knowledge Relevant executive experience Cultural Transformation & Talent Management Mining Institutional, Government and Regulatory Relations Acting as a member of the Executive Committee and/ or Board of Directors Experience focused on the culture of value generation with social and environmental responsibility Preferably in the iron ore and base metals business Acting with such bodies, as well as in corporate communication Experience in the business environment in Asia Business innovation Steel and Metallurgy Commercial and Trading Preferably in Vale's area of operation, especially China Experience with innovation potentially applicable to Vale and its value chain, including supporting the company's climate strategy Including their value creation drivers Understanding of the geopolitical landscape and competitive environment, including current business and industry trends Finance & Portfolio with value orientation and performance accountability ESG Global Chain Logistics Risk and Security Management In the areas of corporate finance, capital allocation, and asset portfolio management within large corporations In socio-environmental and governance areas, in integrity and compliance processes, preferably in natural resource industries. Experience in engaging with society, especially with neighboring communities, is desirable Including management and optimization of global logistics chains In organizations with a risk profile compatible with that of natural resource companies Capital Markets Oil and Gas Knowledge of the capital market and the relationship with its agents, especially long-term investors Including their value creation drivers Critical Competencies Matrix of Vale's Board of Directors Additional information regarding the nomination process for the 2025-2027 term was presented in the 2025 Final Report of the Nomination and Governance Committee available here. VALE | 2026 Annual and Extraordinary Shareholders Meeting 47 Annual assessment of the Board of Directors Vale’s Board of Directors periodically conducts, with the support of the Nomination and Governance Committee and the support of specialized and independent external advisory services, an evaluation process regarding its effectiveness. This process stimulates reflection and dialogue on opportunities for continuous improvement, evolution of governance practices, and reinforces the engagement of Board members in strengthening the Board’s performance. The most recent evaluation process began in late 2025 and is expected to be completed in the first quarter of 2026, with the participation of the Company's Directors and Executive Committee members, providing a broad view of the priorities to be addressed for the evolution of governance and optimization of the performance of Vale's Board, aligned with the highest standards, compatible with a global corporation. As part of this process, both self-assessments and peer evaluations are conducted through individual interviews and the circulation of questionnaires to gather the perspectives of members of the Board of Directors and the Executive Committee. These assessments cover both the Board and its Advisory Committees and address topics such as: (a) participation and engagement; (b) skills and personal profile; and (c) contributions. The results of the evaluation will be presented to the Board members in consolidated form, after which priority initiatives to enhance the effectiveness of the Board and its Advisory Committees will be defined and aligned. The Board’s continuous evaluation process enhances visibility into the evolution of its maturity and its key strengths, as perceived by its directors and the Company’s executives. For more information on the regular Board evaluation process, please visit the Board and Leadership Section on company's ESG Portal. Board of Directors' Performance The Board met 22 times in 2025, including 2 strategic planning meetings and 2 dedicated to the onboarding of the new collegiate body. The average participation rate was 99%, with no board member attending less than 75% of meetings. In 2025, the Board’s key actions included: • The process of appointing the Board of Directors for the 2025-2027 term, renewing its composition and reinforcing strategic profiles and relevant experience for the Company, especially in the mining, finance and sustainability sectors. The process was conducted in line with the Company's Bylaws and Policies, under the coordination of the Nomination and Governance Committee, culminating in the full approval of the proposal by shareholders at the Annual General Meeting held on April 30, 2025; • Reinforcing discussions on safety first, emphasizing the importance of care and safe behavior by everyone to prevent injuries, chronic diseases, accidents and fatalities, widely discussing cultural transformation strategies and automation solutions to mitigate these events; • Strategic actions to position the Iron Ore business as a leader, supporting initiatives for operational stability and building platforms to expand our high-quality portfolio and reinforcing the commercial focus on key customers; • Monitoring the Company's people strategy and cultural evolution, culminating in the enhancement of the Cultural Narrative aligned with Vale’s strategic drivers—continuing the journey of cultural transformation and reinforcing a sense of belonging and alignment with the Vale’s strategy; • Analysis of strategic and priority issues, in alignment with the Executive Committee, with emphasis on (i) people strategy and cultural evolution; (ii) product portfolio optimization; (iii) decarbonization strategy; (iv) communication VALE | 2026 Annual and Extraordinary Shareholders Meeting 48 strategy and institutional engagement, and (v) strategic positioning and commercial strategy for Iron Ore; • Monitoring the execution of the obligations to perform and to pay related to the Brumadinho and Mariana Reparation Agreements, as well as other relevant Samarco issues and measures to further strengthen its governance; • Board Members in Action Program, strengthening the integration of the Board of Directors with Vale’s executives, operations, businesses, stakeholders, and strategic priorities. The program contributes to: (i) closer alignment with the Executive Committee; (ii) close engagement with investors, customers, and strategic partners; (iii) dialogue with authorities and international bodies, reinforcing the Company's institutional agenda; and (iv) the ongoing development and training of Board members. In addition to the meetings, as part of the Onboarding Program and continuous education for board members and the Board Members in Action Program, the Board was present at Vale's operations in Brazil and abroad, including Brumadinho, Nova Lima and the Capanema Mine (MG), Belém (PA), Oman, Japan, China and London, reinforcing the Board's closeness to its main stakeholders and action in the face of the Company's main challenges. Also within the scope of the Board Members in Action Program, the Board of Directors has been strengthening its role by participating in institutional events and meeting with key stakeholders. In 2025, noteworthy engagements included the presence of board members at the International Business Leaders Advisory Council for the Mayor of Beijing (IBLAC) in Beijing/China, at the 8th China International Import Expo, in Shanghai/China, at the NY Climate Week, in New York/USA, at the Esfera Brasil Forum in São Paulo, at the Global Roundtable with the Global Foundation,in Carajás/Pará, and at COP 30, in Belém/Pará, at Vale Day, in London, among others. The Board also met with public authorities in Duqm/Oman, Tokyo/Japan, Beijing/China, Brasília, Minas Gerais, Pará, Rio de Janeiro and Espírito Santo, as well as other Brazilian states, according to corporate agendas. Permanent Advisory Committees to the Board of Directors: • Capital Allocation and Projects Committee • Audit and Risks Committee • Nomination and Governance Committee • People and Compensation Committee • Sustainability Committee Advisory Committees of the Board of Directors The Board of Directors is permanently supported by the five Advisory Committees listed below, which examine matters within their respective areas of responsibility to enhance the efficiency and quality of the decision-making process. The Advisory Committees define their work plans each year, according to the priorities defined by the Board of Directors. In addition, discussions and assessments conducted by the Committee and the Board of Directors, as well as matters submitted for deliberation by the Executive Committee, are dynamically incorporated throughout the year. VALE | 2026 Annual and Extraordinary Shareholders Meeting 49 Composition of the Board of Directors and Advisory Committees as of December 31, 2025 Name Age Member since Independent Gender Color/ Race Nationality Advisory Committees CACP CARE CIG CPR CSUS Daniel André Stieler 60 2021 No M White Brazilian M - C - - Marcelo Gasparino da Silva¹ 55 2020 Yes M White Brazilian - - M M - André Viana Madeira² 40 2023 No M Brown Brazilian - - - - M Anelise Quintão Lara 64 2025 Yes F White Brazilian M - - M - Fernando Jorge Buso Gomes 69 2015 No M White Brazilian M - - M - Franklin Lee Feder 74 2025 Yes M White North American - - M - M Heloisa Belotti Bedicks 65 2024 Yes F White Brazilian - C M - - João Luiz Fukunaga³ 42 2023 No M Asian Brazilian - - - C M Manuel Lino Silva de Sousa Oliveira (Ollie) 74 2021 Yes M White British - M - - M Rachel de Oliveira Maia 55 2021 Yes F Black Brazilian - M - - C Reinaldo Duarte Castanheira Filho 56 2024 Yes M White Brazilian M M - - - Shunji Komai 54 2023 No M Asian Japanese M - - M - Wagner Vasconcelos Xavier⁴ 43 2023 No M Brown Brazilian - - - - M Wilfred Theodoor Bruijn 61 2025 Yes M White Dutch C - - M - % independent 50% 100% 75% 50% 50% Meeting attendance rate in 2025 100% 92% 100% 99% 79% Caption: M = Member; C = Coordinator. ¹ Elected as an alternate member of the Board of Directors for the 2016/2017 and 2019/2020 terms. ² Elected as an alternate member of the Board of Directors for the 2021/2023 term. ³ Mr. João Luiz Fukunaga resigned as a member of the Board of Directors on February 20, 2026. His participation is reported considering his performance on the base date December 31, 2025. ⁴ Mr. Wagner Vasconcelos Xavier is an alternate member elected by employees to the Board of Directors and an effective member of the Sustainability Committee. The main activities carried out by the Advisory Committees of the Board of Directors in 2025 are presented below. The Performance Reports of these Committees for that year highlight the main duties and responsibilities of each body, their main indicators, as well as the outlook for 2026, and are available here. VALE | 2026 Annual and Extraordinary Shareholders Meeting 50 Capital Allocation and Projects Committee Its main objective is to ensure that activities related to long-term capital allocation, financial management and management of the Company’s project portfolio are conducted in a strategic and efficient manner. Featured activities • Monitoring of Vale's budget and operational performance during 2025, with a focus on cash generation and optimization of capital allocation; • Evaluation and physical-financial monitoring of the Iron Ore, Vale Base Metals and Dam Decharacterization projects underway, and of projects in the study phase; • Monitoring of the Company's geological exploration plan; • Monitoring of Vale's circular mining initiatives and assessing their alignment with the Company's strategy; • Monitoring of innovation initiatives and Vale technology centers; • Evaluation of the Mega Hubs and Briquettes strategy; • Monitoring of the iron ore market and the competitive environment; • Evaluation of alternatives for diversifying Vale's product portfolio; • Ensuring the implementation of the guidelines for shareholder returns, under the terms of the current Shareholder Remuneration Policy; • Monitoring of Samarco's financial and operational performance; • Promoting the debate on the Company's strategy; • Assessment and recommendation of the Company's level of indebtedness, acquisitions, divestments and strategic partnerships to maximize the value of the Iron Ore and Vale Base Metals businesses. Members % attendance Wilfred Theodoor Bruijn (independent coordinator) 100% Anelise Quintão Lara 100% Daniel André Stieler 100% Fernando Jorge Buso Gomes 100% Reinaldo Duarte Castanheira Filho 100% Shunji Komai 100% ¹ One of those an extraordinary meeting. ² Considering the composition of the term between May and December 2025. Profile 50% Independent directors 14 meetings1 100% general attendance rate² Independent coordinator VALE | 2026 Annual and Extraordinary Shareholders Meeting 51 Audit and Risk Committee Its main objectives are to oversee the quality and integrity of financial reports, adherence to legal, statutory and regulatory standards, the adequacy of processes related to risk management and the activities of internal and independent auditors. It does this in order to make the decisions of the Board of Directors more efficient and of higher quality and to ensure that the Company’s activities are conducted in compliance with the law, ethics and internal controls. Featured activities • Monitoring of the implementation of the Definitive Agreement for full reparation for the collapse of Samarco's Fundão dam in Mariana, Minas Gerais; • Quarterly monitoring of reports from the Audit and Compliance Department, including the Whistleblower Channel, the Ethics and Compliance Program, Internal Audit and SOX control; • Review of Vale's 2025 quarterly and 2024 annual financial information and other regulatory documents and discussions on the subject with internal areas and independent auditors; • Holding of regular meetings with the Controllership and Risk Management areas and the internal auditors to oversee the auditing processes related to the examination of internal controls; • Analysis of provisions and legal contingencies and monitoring of estimation criteria prepared by Management for contingencies, especially related to SEC, Brumadinho, Samarco and the Renova Foundation; • Monitoring of the Company's critical and very critical risks, especially those involving dam safety and decharacterization, information security, third-party management, operational health and safety and changes in laws and regulations in the mining sector, as well as the controls needed to mitigate them; • Monitoring of the corporate and tax structuring for the incorporation of Vale Base Metals, including the oversight of the terms and conditions of the legal documents and risk management; • Monitoring of updates and developments relating to regulations and licensing. Members % attendance3 Heloisa Belotti Bedicks (independent coordinator) 100% Manuel Lino Silva de Sousa Oliveira 100% Rachel de Oliveira Maia 100%3 Reinaldo Duarte Castanheira Filho 100% ¹ Considers the total number of meetings held during the year. All ordinary. ² Considers the composition of the Committee between May and December 2025. ³ Considers justified absences at the September and October meetings, due to trips on behalf of Vale. Profile 100% Independent directors 11 meetings1 100% general attendance rate2 Independent coordinator VALE | 2026 Annual and Extraordinary Shareholders Meeting 52 Nomination and Governance Committee Its main objective is to advise the Board of Directors in the implementation of nomination policies and the board’s succession plan and in recommending the desirable profile and evaluation of potential candidates for the position of director in addition to the scope of governance, seeking to drive the evolution and continuous improvement of the practices adopted by the Company. detailed in the Nomination Report published at that time. In addition, the Committee undertook the following activities during the period, in accordance with the powers granted by its internal regulations: • Active role in advancing Vale’s governance framework and the Board’s governance practices, including the evolution of the Company’s set of Corporate Policies as an instrument for cultural transformation. In this context, the following policies were revised: Transactions with Related Parties; Conflict of Interest Management; Anti‑Corruption; Climate Change; Corporate Risk Management; and Shareholder Remuneration; • Evolution of Vale Governance - VBM, including establishment of a dedicated governance flow; appointment of members to its Board; update of the Vale Group Entity Management Policy; implementation of a new structure and composition for VBM Committees, including revision of the committees’ internal regulations; and definition of the reporting flow between Vale’s governance bodies and VBM; • Evolution of Vale Governance - Samarco, with the definition of governance for Board-level monitoring of the matter through the Audit and Risks Committee (CARE); adjustments to the governance and composition of Samarco’s governance bodies, and oversight of the execution and principal risks associated with the renegotiation agreement; • Conducting the most recent evaluation of the Board and Committees for the 2025- 2026 period, which included an extensive listening and engagement process to identify and implement improvement opportunities, and the conclusion of the prior period’s evaluation; • Strengthening of the Board’s strategic agenda by enhancing and refining meeting dynamics, driven by the action plan and implementation of key improvement opportunities identified in the governance bodies’ evaluation process. Members % attendance Daniel André Stieler (coordinator) 100% Marcelo Gasparino da Silva 100% Heloísa Belotti Bedicks 100% Franklin Lee Feder 100% Featured activities In the first quarter of 2025, the Committee concentrated on the Board appointment process for the 2025–2027 term, which culminated in the Board’s election at the Annual General Meeting (AGM) in April 2025. Key topics addressed included: a) reflections on the most recent evaluation results for the Board and Advisory Committees; b) updating the Board’s Critical Competencies Matrix; c) evaluation of the current Board in accordance with the updated Critical Competencies Matrix, and d) identifying opportunities to strengthen the Board’s Critical Competencies and plurality, as Profile 75% Independent directors 15 meetings 100% attendance rate¹ ¹ Considering the composition of the Committee between May and December 2025. VALE | 2026 Annual and Extraordinary Shareholders Meeting 53 People and Remuneration Committee Its main objective is to advise the Board of Directors on strategic direction, aligned with Vale’s purpose, on the topics of people management, organizational culture, senior management compensation and governance related to the Committee’s area of activity. It also recommends to the Board of Directors the appointment of the Company’s President. on critical roles and readiness levels, and increasing exposure and visibility of potential successors mapped, including through “get to know” sessions between these executives and Committee members; • Follow-up on the "Vale Way of Being" project, conducted with employees throughout 2025, which culminated in the evolution of the Company’s Cultural Narrative—aligned with Vale’s strategic guidelines—and advancing of the cultural transformation, strengthening employees’ sense of belonging and alignment with Vale’s strategy; • Monitoring and discussion of the People Strategy, with emphasis, in 2025, on Leader and Y Career development for senior technical professionals outside the management track, aiming to recognize and strengthen these professionals as technical pillars of the organization; • Monitoring of Vale's Organizational Leadership Design, with emphasis on simplification, productivity, and increased agility in the Company's decision-making processes. • Monitoring and reviewing the methodology of the performance evaluation process for the members of Vale's Executive Committee, aiming to streamline the model and make it more effective and more aligned with the Company's strategic plan; • Monitoring of the proposals for setting targets for 2025 and targets for 2026 for Vale's top management; • Monitoring issues related to long-term incentives for executives, including sharebased compensation plans; • In-depth discussion on Diversity, Equity, and Inclusion topics, with the Committee debating the main structural initiatives developed and the results already identified under the “Vale Way of Including” Project — covering development, support and metrics actions—with emphasis on the development pillar, through which four new programs were launched (with internal and external supporters) for women, LGBTI+, Black people, and PwD. • Monitoring of strategic people, remuneration and succession topics related to Vale Base Metals ("VBM"), including through the implementation of periodic VBM reports to the Committee on the subject. Members (as of May/2025) % attendance Marcelo Gasparino da Silva (independent coordinator)³ 100% Anelise Lara 100% Fernando Buso 100% Shunji Komai 100% Wilfred Bruijn 100% ¹ Considering composition on the date of publication of this Statement. ² Considering the composition of the Committee between May and December 2025. ³ Coordinator since February 26, 2026. Profile 60% independent directors¹ 22 meetings 99% attendance rate² Featured activities • Conducting discussions with the Board of Directors regarding the recomposition of the Executive Committee, including succession processes for the Vice Presidents of Legal Affairs, Sustainability, and People. • Undertaking discussions on the succession pipeline for senior leadership, focusing Independent coordinator VALE | 2026 Annual and Extraordinary Shareholders Meeting 54 Sustainability Committee Its main objective is to promote the alignment of guidelines and policies related to sustainability (social, environmental, climate and economic), enhancing strategic discussions between executives and the Board of Directors on the topic. • Consolidated monitoring of the Company's sustainability initiatives through the Vale Sustainability strategic performance panel; • Monitoring of the progress made and challenges of the Company's public commitments for 2025, such as decarbonization and climate change, forest recovery and protection, and combating extreme poverty; • Monitoring Vale's initiatives and the Company’s participation in COP30, held in November 2025 in Belém do Pará, Brazil, with the participation of members of the Board; • Monitoring of the Company's communication strategy with its stakeholders; • Monitoring of Vale's institutional performance; • Monitoring of Brumadinho's socioenvironmental recovery plan; • Review of issues related to Environmental, Social and Climate topics through dedicated sessions on nature and biodiversity, water resource management, environmental licensing, social action plans, education and technical training, human rights, and circular mining; • Monitoring of Vale's participation in sustainability events, such as the NY Climate Week; • Monitoring of Vale's external socioenvironmental and institutional expenditures, and recommending of the budget proposal for 2026 so that the Company can move forward with its 2030 commitments; • The Committee participated in discussions on updating the Climate Change Policy in October 2025. Members (as of May/2025) % attendance Rachel de Oliveira Maia (independent coordinator) 100% André Viana Madeira 63% Franklin Lee Feder 100% Manuel Lino Silva de Sousa Oliveira (Ollie) 100% Wagner Vasconcelos Xavier 63% ¹ Considering composition on the date of publication of this Statement. ² Being one an extraordinary meeting. ³ Considering the composition of the Committee between May and December 2025. Profile 60% independent directors¹ 12 meetings² 79% overall attendance rate³ Featured activities • Strengthening of the Company's sustainability culture, promoting sustainability intrinsic to Vale's businesses and projects; Independent coordinator VALE | 2026 Annual and Extraordinary Shareholders Meeting 55 Our Fiscal Council Members of the Fiscal Council Raphael Manhães Martins (Chairman) Alternate: Jandaraci Ferreira de Araújo Raphael Manhães Martins, a lawyer graduated from UERJ and certified by IBGC, has established a solid career serving on fiscal councils and boards of directors of major Brazilian companies, including strategic sectors such as energy, telecommunications, and infrastructure. He is distinguished by his leadership role as President of the Fiscal Council at Vale, a position he has held since May 2025, and by his extensive experience on boards of prominent companies such as Light S.A., COPEL, Embraer S.A., and Americanas S.A. Aristóteles Nogueira Filho Alternate: Leda Maria Deiro Han Aristóteles Nogueira Filho, an engineer graduated from UNICAMP with international specialization and multiple certifications in finance and governance, has extensive leadership experience and has served on fiscal councils of major companies in the financial and infrastructure sectors, such as XP Inc., São Paulo State Basic Sanitation Company – SABESP, and B3. Aristóteles has been an effective member of the Fiscal Council at Vale since May 2025. Dario Carnevalli Durigan Alternate: Rogério Ceron de Oliveira Dario Carnevalli Durigan is a lawyer graduated from USP, with a master's degree in Law from UnB, and significant experience in leadership positions in both the public and private sectors. He has recently served as Executive Secretary at the Ministry of Finance and as director of public policy at a global technology company, in addition to being a member of the Board of Directors at Banco do Brasil. Dario has been an effective member of the Fiscal Council at Vale since September 2023. Márcio de Souza Alternate: Alessandra Eloy Gadelha Márcio de Souza holds a bachelor's degree in law and economics, with additional training in project management and executive development, as well as certifications in management and pension systems. He has extensive experience in executive positions and on boards of directors at major companies such as PREVI, Neoenergia, and Embraer, in addition to serving as Chairman of the Fiscal Council at Vale from 2022 to 2025. Adriana Andrade Solé Alternate: Pedro Zannoni Adriana Andrade Solé is an engineer graduated from PUC Minas, with specializations in economic engineering, business management, and certification by IBGC. She has served on boards, including at SCGAS – Companhia de Gás de Santa Catarina and Editora Fórum, as well as an effective member of the Fiscal Council at Vale since May 2025 (alternate from May 2021 to April 2025). She is a founding partner of Tradecon Ltda, a consulting firm specialized in corporate governance for small and medium-sized enterprises (since December 1999). She has also held positions as Corporate Planning Manager of the Usiminas System and Advisor to the Presidency of Usiminas between 1995 and 2009. VALE | 2026 Annual and Extraordinary Shareholders Meeting 56 Role of the Fiscal Council The Fiscal Council is a permanent body made up of five members and their alternates, who will remain in office until the first Annual General Meeting held after their election. The election of the members of the Fiscal Council complies with the provisions of the legislation in force and Vale's bylaws. The Fiscal Council held 17 meetings in the 2025 financial year, with an attendance rate of 89%. During fiscal year 2025, the Fiscal Council focused primarily on examining financial statements, quarterly balance sheets and shareholder remuneration distributions, issuing opinions on the Annual Management Report and other documents within its remit submitted to the General Meeting, and maintaining regular interactions with the external auditors, including analyzing and discussing the reports presented. In addition, the Fiscal Council acted to oversee the actions of the directors, interacted with various areas of the Company and examined the minutes of the Executive Committee, the Audit and Risks Committee and the Board of Directors. The Fiscal Council also monitored reports from the Audit and Compliance Department—including reporting channels, corporate integrity and internal auditing—as well as internal control processes and Vale’s Integrated Risk Map; it received anti‑corruption training from the Corporate Integrity Department and carried out other activities necessary for the performance of its duties, in accordance with its statutory and regulatory attributions. In addition to the topics mentioned above, the Fiscal Council also focused on discussions about the decharacterization and safety of dams, monitoring reparations related to Brumadinho and Mariana, matters concerning operational safety and cybersecurity, oversight of the status and execution of the Company’s main projects, institutional and actuarial issues, the application of artificial intelligence within Vale, and monitoring the Company’s HR strategy and cultural evolution. In addition, as part of its work plan, in 2025 the Fiscal Council held sessions on the Company’s operations and strategy, and conducted technical visits to Brumadinho Repair sites and to Vale’s operational areas. There was also participation in the IBGC Directors Meeting in April, the IBGC Congress in October, and the Chairman of the Fiscal Council's participation in the 2025 Vale Day. In 2025, the Fiscal Council maintained its agenda of interactions with representatives of the Company’s Management, including: (i) participation of the Chairman of the Fiscal Council (PCF) in Board of Directors’ meetings; (ii) meetings with the Chairman of the Board, the Coordinator of the Statutory Audit and Risks Committee, and all members of the Executive Committee; and (iii) interactions with the CEO and CFO of Vale Base Metals. VALE | 2026 Annual and Extraordinary Shareholders Meeting 57 Our Executive Committee The Executive Committee is made up of the CEO and five Executive Vice Presidents, who act as the Company's legal representatives and are responsible for business operations and decisions and for implementing the general policies and guidelines established by the Board of Directors. In addition to the members of the Executive Committee, the Company currently has two non-statutory Executive Vice Presidents: the Executive Vice President for People and the Executive Vice President for Sustainability. Meet our CEO and Executive Vice Presidents, whose full profiles can be found here. Gustavo Pimenta CEO Grazielle Parenti Executive Vice President of Sustainability1 Rafael Bittar Executive Vice President of Technical Rogério Nogueira Executive Vice President of Commercial and Development Samanta Pillar Executive Vice President of People1 Sami Arap Executive Vice President of Legal Affairs Carlos Henrique Senna Medeiros Executive Vice President of Operations Marcelo Bacci Executive Vice President of Finance and Investor Relations 1 Non-statutory positions. VALE | 2026 Annual and Extraordinary Shareholders Meeting 58 Our Executive Risk Committees and Conduct and Integrity Committee The Company’s risks are mapped, assessed, and monitored in alignment with its governance structure and risk appetite, enabling the implementation of appropriate preventive and mitigating measures to support the achievement of organizational objectives and optimize performance, with a strong focus on safety. The general risk management guidelines governing our business are established by the Board of Directors. The Executive Committee is responsible for implementing these guidelines. The Executive Committee has the support of five Executive Risk Committees that are divided according to their scope of action, as follows: 1) operational, 2) geotechnical, 3) strategic, financial and cyber, 4) compliance and institutional relations, 5) sustainability and communications. These committees are non-statutory advisory bodies whose mission is to advise Vale's Executive Committee—the Company's primary management body—on risk monitoring and in the necessary deliberations of this collegiate body, in accordance with Vale's Risk Management Policy. The main responsibilities of these committees are, among others: a) Promote the Risk Management Culture in the company; b) Issue preventive recommendations regarding the potential risks addressed in the meetings of the aforementioned Committees, as well as to define those responsible for monitoring such recommendations; c) Recommend improvements in the risk management process, whenever applicable. The Company also has a Conduct and Integrity Committee, set up by the Board of Directors to promote the Ethics & Compliance Program and compliance with the Company's Code of Conduct. Our ESG governance In a dynamic environment and recognizing our high dependence on natural resources, it is crucial that our leaders are prepared to address challenges that go beyond operational and financial issues, also encompassing environmental, social and governance (ESG) aspects. The guidelines that govern our actions are defined by the Board of Directors, monitored by the Sustainability Committee and executed by the Executive Committee considering various socioenvironmental issues, such as climate and human rights. The Executive Vice President for Sustainability is responsible for ensuring continuity and advancing the implementation of policies and guidelines, addressing critical issues, and evaluating socioenvironmental investments, among other responsibilities, thereby contributing to the execution of our strategy to generate a positive impact for people and nature. It is worth noting that at least 25% of the variable compensation of the Executive Committee members is linked to ESG targets, i.e. unrelated to economic-financial or production metrics and aligned with our ambition to make Vale a leader in sustainable mining. VALE | 2026 Annual and Extraordinary Shareholders Meeting 59 Our information security Our information security risk management is part of our risk management model. In this context, the Board of Directors is primarily responsible for overseeing risk management processes, including cybersecurity. In support of our Executive Committee, there is an Executive Risk Committee dedicated to managing strategic, financial and cyber risks, which monitors and recommends preventive actions on potential information security risks. Vale's Cybersecurity role is led by our Chief Information Security Officer (CISO), within the office of the Technical Executive Vice President. The CISO regularly informs the Audit and Risks Committee of the Board of Directors, as well as the Executive Committee for strategic, financial and cyber risks about our cybersecurity and information security posture. The update includes a risk assessment conducted by independent third-party cybersecurity experts to evaluate the structure of our cybersecurity program and test the effectiveness of our processes. This assessment is conducted based on the NIST Cybersecurity Framework and our cyber score, as measured by an independent security rating platform (www.securityscorecard.com). These two committees are also informed about cyber incidents, even if they are considered immaterial. Our security practices include continuous monitoring through the Security Operations Center, which processes billions of telemetry events to detect anomalies across our systems. We maintain a robust cyber incident response plan, updating procedures and recovery plans, as well as carrying out simulations to educate and prepare operational, tactical and executive audiences for real incidents. Should a material cyber incident occur, it will be addressed by the Cyber Crisis Corporate Committee, with the Executive Committee and the Board of Directors kept informed to enable public disclosure, where applicable. Our cybersecurity risk management covers the identification and oversight of risks related to third-party service providers and third-party platforms. This includes contractual agreements to meet minimum security requirements and the use of independent risk assessment platforms. Each year, we conduct training and awareness initiatives focused on cyber risks and best practices for employees and contractors. We emphasize that our business strategy and results have not been materially affected by cyber threats over the past three years, however, this does not constitute a guarantee against potential future impacts. VALE | 2026 Annual and Extraordinary Shareholders Meeting 60 Artificial intelligence Our Board of Directors is aware of the rapid advancement of artificial intelligence (AI), which presents both opportunities for growth and challenges that must be considered. These challenges include the absence of a globally harmonized regulatory framework, potential impacts on people management, and the use of AI to enhance the sophistication of cyber threats, among other developments. The Board of Directors, through the Audit and Risk Committee, together with the Executive Risk Committees, addresses AI-related risks within the scope of their responsibilities for overseeing risk management processes. Despite these challenges, Vale has strategically invested in the adoption of AI to enhance operational efficiency, safety, and sustainability across its operations, reinforcing its position as a benchmark for innovation in the mining industry. AI is applied in initiatives such as the Intelligent Mine project, which optimizes the operation of offroad trucks by determining, in real time, the optimal speed for each section of the mine. This initiative contributes to reducing diesel consumption, increasing energy efficiency and improving productivity, and is part of the Company's strategy to decarbonize and modernize its operations. In addition to operational gains, AI has played a key role in risk management, especially in the field of cybersecurity. Vale leverages advanced AI- and machine learning–based technologies for cyber threat protection, detection, and monitoring, strengthening its controls and response capabilities in the face of increasingly sophisticated digital attacks. These tools enable the quick identification and mitigation of unauthorized access attempts, digital fraud and other threats, protecting sensitive information, critical systems and ensuring business continuity. In monitoring dams and geotechnical structures, AI combined with satellite technologies enables continuous, real‑time observation of the main structures. This approach strengthens governance and operational safety, aligning with international best practices. The Company continues to expand its use of AI across multiple fronts with process optimization, asset electrification, and data-driven decision support. These initiatives underscore Vale’s commitment to innovation, sustainability and value creation for shareholders, while promoting safer, more efficient and more resilient operations. VALE | 2026 Annual and Extraordinary Shareholders Meeting 61 Our Investor Relations department maintains open dialogue with shareholders and the capital market in general. To achieve this, it uses communication and customer service channels, runs an engagement program and publishes timely information about the Company, its business performance, relevant corporate governance issues and sustainability initiatives, among others. Our engagement program, in particular, includes participation in investor conferences, non-deal roadshows, face-to-face and virtual meetings, webcasts, and other points of contact with a broad range of institutional investors—from large institutions to small- and medium-sized enterprises, pension and equity funds, family offices, and individual investors. We seek their opinions on the main issues and listen to them on their main questions, acting as a sounding board with Vale. Learn more about the main events in our engagement program below: General Shareholders' Meetings Given the Company's global presence, we held the meeting solely virtually, enabling all shareholders to participate fully and equally from anywhere in the world, free of charge. In 2025, we held the Annual and Extraordinary General Meetings in April, and the related information can be found here. Vale Day Conducted by the CEO and other members of the Executive Committee, Vale Day presents the Company's long-term strategy and updated outlook, highlights key results and practices, as well as addresses questions raised directly by major shareholders and market analysts who attend the event in person. The event is also broadcast live online to the entire market. Held once a year, usually in December, it is the most important event for Vale's current and potential investors, offering a deeper insight into the company and its opportunities. The presentation and materials from Vale Day 2025, which was held in London on December 2, can be accessed here. In 2026, Vale Day is scheduled for December 1, in New York City. Analyst & Investor Tour This is an annual event led by the Executive Vice President of Finance and Investor Relations, with the support of business leaders, which provides an in-depth view of a particular business and operation. It consists of a presentation broadcast live and online to the entire market, with a dense explanation of the fundamentals and outlook for product demand and supply. For those attending the event in person, the presentation is followed by a visit to operational areas aiming to deepen their knowledge regarding our assets and processes. Due to logistical and operational constraints, this group of visitors is limited to major shareholders and specialized market analysts. The 2025 Analyst & Investor Tour presentation is available here. Field Trip These are visits to operational and repair areas by major institutional investors, market analysts and representatives of ESG rating agencies. The visiting group is limited due to logistical and operational constraints. Three field trips were held in 2025, with a total of 49 guest participants. Any presentations held from time to time are promptly disclosed to the market here. Quarterly performance webcast In line with our Annual Corporate Events Calendar, on the business day following the release of quarterly results, our CEO, Executive Vice President of Finance and Investor Relations, and other Executive Vice Presidents host a virtual session for market participants, during which Investor engagement Open dialogue VALE | 2026 Annual and Extraordinary Shareholders Meeting 62 they meets with market participants in a virtual session to comment on the quarterly performance and address questions from investors and market analysts in real time. Conferences In 2025, our CEO, Executive Vice President of Finance and Investor Relations and the Investor Relations team participated in 28 conferences held in important global financial centers, including São Paulo, New York, Miami, London and Rio de Janeiro, as well as virtual events and other international locations, promoted by by leading banks in the market, mostly focused on investments in the metals and mining industries. The wide range of conferences enables closer engagement with a substantial number of current and prospective investors, allowing them to receive updates on the Company's performance, clarify questions, and provide feedback that supports continuous improvement. Non-deal roadshows Throughout the year, our executives take part in non-deal roadshows (NDRs) organized directly by Vale or by partner banks. In NDRs, our executives meet with investors in priority markets and provide a comprehensive overview of Vale’s performance. At these events, we develop and strengthen long-term relationships between management, investors and market analysts, including reaching investors who are unable to attend conferences. We also listen to investor feedback on areas of interest and perceptions of the Company, while managing expectations and correcting misconceptions about corporate matters. In 2025, Vale's executive directors and Investor Relations team represented the company in 10 non-deal roadshows (NDRs), five of which focused on ESG topics, held in New York, London, Boston, Southeast Asia, and Scandinavian countries. In addition, the Chairman of the Board of Directors, accompanied by the Lead Independent Director (LID), took part in two NDRs focused on corporate governance, held in February and March 2025. In the first two months of 2026, the Company held two NDRs focused on corporate governance, also with the participation of the Chairman of the Board of Directors and the LID, reinforcing our ongoing commitment to transparency, engagement and accountability to our global investor base. ESG events On our journey to ESG leadership, our executives and the Investor Relations team hold individual or group meetings with leading investors, prominent rating agencies, and ESG market initiatives, and actively participate in conferences targeted to this audience. In 2025, besides the NDRs, our representatives took part in 2 conferences and 61 meetings focused on ESG. Also, in October 2025, we hosted an ESG webinar for investors; the presentation is available here. Meetings in general Throughout 2025, our Investor Relations team conducted more than 500 face-to-face and/ or virtual interactions with investors of the most varied profiles. We acted with agility and proactivity to foster a trusting relationship between Vale and the market. IR channels Our Investor Relations team diligently supports our investors, debenture holders and bondholders through our official channels. Perception Study This is a survey conducted annually with investors to measure their perception of engagement and communication of the Company's strategy and relevant information. The survey is grouped into four topics: Investor Relations team service, communication tools, disclosure and ESG. In 2025, the overall score was 4.63 (on a scale of 0 to 5), the highest score since 2019. The perception study identifies key opportunities for improving the service provided to our shareholders. VALE | 2026 Annual and Extraordinary Shareholders Meeting 63 Below are the criteria and information for attending the Meetings: 1. What is the minimum quorum for the Meetings? Answer: The quorum for convening the Shareholders' Meetings is ¼ of the share capital for all agenda items, except for those relating to amendments to the Bylaws, which require a 2/3 quorum. 2. What happens if the quorum is not reached? Answer: Vale will publish a new call notice with a new date for the Meeting(s) to address pending issue(s), which will be held regardless of the number of shareholders attending. 3. How does the voting right work? Answer: According to Article 5 of the Company's Bylaws, each common share and each special class of preferred share issued by the Company entitles its holder to one (1) vote on the matters included on the Meetings' Agenda. In addition, the holder of the preferred shares is entitled to elect, in a separate vote, one member of the Fiscal Council and the respective alternate. 4. What documents are required to attend the Meetings? Individual • Valid photo ID of the shareholder or the proxy, if applicable (simple or certified copy), for example: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH). • Proof of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian—preferably in the form of a shareholding position statement—it being understood that brokerage notes will not be accepted. • An individual shareholder’s proxy shall present the documents proving representation that comply with Article 126 of the Brazilian Corporate Law ("Lei das Sociedades por Ações"), including that the power of attorney is issued less than one year before the date of the Meetings, with the necessary powers compatible with the type of vote to be exercised by the proxy on behalf of the shareholder. If these documents are in a foreign language, they must be duly translated into Portuguese by a certified translator, without the need for notarization and consularization. It should be noted that documents in English and Spanish are exempt from translation.1 • The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure—ICPBrasil. For handwritten powers of attorney, notarization of the signature will not be required. 1 The proxy must qualify as a shareholder or company' manager, a lawyer registered with the Brazilian Bar Association or a financial institution. Relevant guidelines for Shareholders and ADR holders' Attendance Shareholders of VALE3 VALE | 2026 Annual and Extraordinary Shareholders Meeting 64 Legal entity • Valid photo ID of the legal representative (simple or certified copy), for example: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH). • Proof of ownership of Vale’s issued shares held by the shareholder, issued by the depositary financial institution or custodian—preferably in the form of a shareholding position statement—it being understood that brokerage notes will not be accepted. • Proof of representation documents, including: (i) if applicable, a power of attorney issued less than one (1) year prior to the Meetings' date, conferring the powers necessary for the representative to exercise the relevant voting rights on behalf of the shareholder; and (ii) a copy of the articles of incorporation and the minutes from the election of company executives, or other corporate documents proving the validity of the representation, pursuant to the Brazilian Corporations Law or the Civil Code, as applicable. If such documents are written in a foreign language, they must be duly translated into Portuguese by a certified translator, without the need for notarization and consularization. It should be noted that documents in English and Spanish are exempt from translation.2 • The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure—ICPBrasil. For handwritten powers of attorney, notarization of the signature will not be required. Investment funds • Valid photo ID of the legal representative (simple or certified copy), for example: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH). • Documents proving the representation, including (i) a copy of the fund's current regulations, (ii) a copy of the documents appointing its executive or manager, as applicable, depending on the competence to represent the fund at the meetings of its investees; (iii) a copy of the minutes of election of the fund's executives and/or legal representatives, and (iv) if applicable, the respective power of attorney issued less than one (1) year before the date of the Meetings, with the powers necessary for the type of vote to be exercised by the representative on behalf of the shareholder. If these documents are written in a foreign language, they must be duly translated into Portuguese by a certified translator, without the need for notarization and consularization. It should be noted that documents in English and Spanish are exempt from translation.3 • Proof of ownership of Vale’s issued shares held by the shareholder, issued by the depository or custodian financial institution—preferably in the form of a shareholding position statement—it being understood that brokerage notes will not be accepted. • The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure—ICPBrasil. For handwritten powers of attorney, notarization of the signature will not be required. 2 According to the current Annual Circular Letter in force from CVM/ SEP, the investment fund manager is responsible for representing the shareholders. Investment fund shareholders may also be represented at meetings by legal representatives or by proxies duly appointed by their manager or administrator, in accordance with their regulations (see the opinion expressed in the judgment of CVM Case RJ2014/3578). 3 As stated in the Annual Circular Letter in force from CVM/ SEP, it is the responsibility of the investment fund manager to represent the shareholders. Investment fund shareholders may also be represented at Meetings by legal representatives or by proxies duly appointed by their manager or administrator, in accordance with their regulations (see the opinion expressed in the judgment of CVM Case RJ2014/3578). VALE | 2026 Annual and Extraordinary Shareholders Meeting 65 5. Is it mandatory to file a shareholder position statement? Answer: The Company will waive the presentation of such evidence only in cases where it can objectively verify the ownership of the shares based on the ownership records already in its possession, including those that have been transmitted by the central depositary (B3) and by Bradesco, the bookkeeping agent for Vale’s shares. Thus, if Vale is unable to verify the shareholder's ownership of the shares when registering them to attend the Meetings, the shareholder must submit the shareholding position statement within the deadlines established herein, under penalty of not being able to attend the Meetings and having the votes transmitted by Ballot disregarded. 6. Does the company accept proxies for General Meetings? Answer: Vale will accept proxies that comply with the Brazilian Corporate Law and the Civil Code, signed with a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure (ICP-Brasil). For handwritten powers of attorney, notarization of the signature will not be required. Below is a model of the power of attorney that can be used: Proxy template Portuguese [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [_______] e inscrito no CPF/ME sob o nº [______], residente e domiciliado [ENDEREÇO], na Cidade [_______], Estado [_______] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante nas Assembleias Gerais Ordinária e Extraordinária da Vale S.A., a serem realizadas, cumulativamente, em primeira convocação no dia 30 de abril de 2026, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente. Dentre os poderes de representação, é concedido, quando aplicável, poderes para assinar e submeter Boletim(ns) de Voto a Distância para as referidas Assembleias. Este instrumento é válido por [____], a partir da data de sua assinatura. [Local], [Data]. ____________________________ [Acionista] English [SHAREHOLDER], [Identification] (the "Grantor"), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/ME #[______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_______], State of [_______] (the "Grantee"), as true and lawful attorney-infact to represent the Grantor at the Annual and Extraordinary Shareholders' Meetings to be held cumulatively on first call on April 30, 2026, at 10 a.m., and, if necessary, on second call on a date to be duly informed. Among the powers of representation, powers are granted, when applicable, to sign and submit Remote Voting Ballots for the aforementioned Meetings. This power of attorney shall remain in effect from [__________] until [_______]. [Place], [Date]. ____________________________ 7. How can foreign shareholders attend the Meetings? Answer: They must present the same documents as Brazilian shareholders, as described for each type of shareholder. In the case of attendance by proxy, the proxy document must have been issued less than one (1) year before the date of the Meetings. The Company waives the requirement for notarization, consularization, and apostille of documents evidencing representation that are in a foreign language; a simple translated copy shall suffice. Documents in English and Spanish are exempt from translation. VALE | 2026 Annual and Extraordinary Shareholders Meeting 66 8. How can shareholders participate? Answer: Shareholders can participate through: i. Previously, a Remote Voting Ballot ("Ballot"); or ii. Virtually at the time of the Meetings, through digital platform, in accordance with the accreditation and participation guidelines contained in this Proxy. 9. How should a shareholder proceed if they choose to exercise their vote through the Ballot? Answer: There are four options, being: I. by filing instructions sent to Bradesco, the bookkeeper of the shares issued by Vale, only in the case of shares that are not held in a central depository (i.e. at B3), in compliance with the procedures established and the documents required by the bookkeeping agent. Bradesco receives Ballots exclusively through its bank branches and, therefore, does not receive Ballots electronically; ii. by filing instructions sent to their respective custodian agents, in the case of shares held in a central depository (i.e. with B3), observing the procedures and deadlines established and the documents required by the respective custodian. It should be noted that, in accordance with CVM Resolution 81, B3’s Central Depository will disregard any conflicting voting instructions relating to the same resolution that are submitted by the same individual taxpayer’s ID (CPF) or corporate taxpayer’s ID (CNPJ) and received through their respective custodian agents. iii. by filing instructions sent to B3, the central depositary, in compliance with the procedures established and the documents required by B3; or, iv. by sending the Ballot directly to the company, only through the digital plataform, available here (only in Portuguese), together with the mandatory documents in exclusively digital format. Digital submission via the digital plataform will be the exclusive means of sending the Ballot and the respective necessary documents directly to the company, thus excluding the possibility of sending the Ballot and said documents by postal or electronic mail. The shareholder shall be responsible for the integrity and accuracy of the documents submitted to Vale. All guidelines for the Meetings, as well as those contained in the Ballot, are intended to assist shareholders in completing the Ballot. A shareholder who chooses to participate via Ballot is solely and entirely responsible for filling it correctly. 10. Where can shareholders find the Ballot? Answer: The Ballots for the Meetings will be available on the Company's website (www.vale. com/investors, under the banner "Annual and Extraordinary General Meetings 2026". 11. What is the deadline for receiving votes through Ballots? Answer: the last day for the bookkeeping agent, custodian agent, central depository or the Company to receive the Ballot will be April 26, 2026, inclusive, and it is recommended that shareholders consult their respective custodian agents, central depository, or bookkeeper, as applicable, regarding other procedures and deadlines related to the submission the Ballot. Any Ballots received by the Company after the above deadline, or that have been received within the deadline but are incomplete or are not accompanied by the required documentation, will be disregarded and the votes will not be counted. 12. It is possible for the shareholder to change the vote sent in by Ballot? Answer: During the remote voting period, the shareholder must check with their respective custodian agent, the central depositary, the bookkeeper or the Company, according to the options listed in item 9 above. As of April 27, 2026, shareholders will no longer be able to change voting instructions that have already been submitted unless they choose to attend the meetings virtually via the digital platform by the accreditation request deadline (April 28, 2026). In this case, shareholders who sent the Ballot directly to the Company must use their login to change their mode of participation from "Ballot" to VALE | 2026 Annual and Extraordinary Shareholders Meeting 67 "Live Participation" on the digital platform. Shareholders who sent the Ballot through a custodian, central depository, or bookkeeper must register on the digital platform by the deadlines and according to the rules established in this document. After successfully completing these steps, the accredited shareholder must log in to the digital platform at the time of the meetings. When viewing the "Ballot" icon on the screen, the shareholder must request that the previously submitted voting instructions be disregarded in order to cast their vote on each agenda item at the Meetings. 13. How should a shareholder proceed if they choose to participate via Digital Platform? Answer: Shareholders may request their accreditation to access the Meetings with an individual and exclusive link, through the digital platform, available at https:// assembleia.ten.com.br/674071028. Vale warns that no Ballots or accreditation documents will be received by e-mail or by mail. All documents for accreditation must be sent exclusively via digital platform. For more information, or in case of questions, access the Platform Manual. 14. What is the deadline for the accreditation request? Answer: This request must be made by April 28, 2026 and must be accompanied by the necessary documents for participation, as detailed in items 4 and 5 above. Access via the Digital Platform will be restricted to shareholders or their representatives or proxies, as the case may be, who complete their accreditation through the form mentioned above and under the terms described in this document ("Accredited Shareholders"). Vale warns that shareholders who do not submit the accreditation request and the necessary participation documents by the required deadline will not be eligible to attend the Meetings. To expedite the accreditation process, the Company requests that shareholders represented by proxy submit the proof of representation documents to Vale no later than 72 (seventy-two) hours prior to the Meetings. 15. Is it possible to send documents for accreditation for the Meetings after April 28, 2026? Answer: No. As of April 29, 2026, inclusive, the Company will no longer accept new applications for accreditation or documents to supplement previous accreditations. Therefore, any application for accreditation that is not accompanied by all the necessary and correct documents will automatically be disregarded after this deadline. 16. Does the Accredited Shareholder receive an individual link to attend the Meetings? Answer: Once the documentation has been verified. The Meetings will be held on the digital platform using the same link used for accreditation (https://assembleia.ten. com.br/674071028). Once all documents have been submitted and accreditation is finalized, accredited shareholders will receive confirmation by email. They will then be able to use the digital platform link to access the Meetings on the day they are held. The company warns that if, by the date of the Meetings, an accredited shareholder is no longer listed in the most recent shareholding statement made available by the bookkeeper to the Company, that shareholder will lose access to the Meetings. 17. How will the Meetings be conducted? Answer: Participation will be exclusively through virtual access via the digital platform, in Portuguese. The Company has chosen to hold the Meetings in a fully digital format, considering the wide dispersion of its shareholder base and with the aim of facilitating shareholder participation, including those not domiciled in or near the Company’s headquarters. Shareholders may request participation by submitting an accreditation request on the digital platform, as detailed in the previous items, by April 28, 2026, accompanied by the necessary documents for participation. Shareholders who will be represented by proxy must preferably send Vale the supporting documentation of representation at least 72 hours prior to the Meeting. For more information, please refer to the Platform Manual. VALE | 2026 Annual and Extraordinary Shareholders Meeting 68 18. How should I proceed if I encounter difficulties or errors accessing the Meetings?? Answer: On the day of the Meetings, the Accredited Shareholder must access the digital platform with reasonable advance. If the Accredited Shareholder who is duly listed in the shareholding position statement provided by the bookkeeper to the Company is unable to access the digital platform or encounters any error regarding access, they should contact the Company's Investor Relations department via the emails assembleias@ vale.com and suporte@ten.com.br, so that appropriate support can be provided.e 19. How should I proceed in case of connection issues? Answer: Vale is not responsible for connection issues that shareholders may face or for other situations beyond the Company’s control. Exclusively regarding questions of access or use of the digital platform, shareholders may contact technical support, including real‑time assistance, by email at suporte@ten.com. br or by phone at +55 (11) 5197‑9398. The Company also recommends that shareholders familiarize themselves in advance with the use of the digital platform and ensure that their electronic devices are compatible with the platform’s video and audio functions. Additionally, the Company requests that shareholders access the platform at least 30 minutes prior to the scheduled start time of the Meetings (i.e., by 9:30 a.m. on April 30, 2026) to allow for access validation and participation of all shareholders using the platform. 20. Which shareholder is considered present at meetings? Answer: Only the Accredited Shareholder who logs into the digital platform on the date of the Meetings before the opening of the proceedings (“Present Shareholder”), as well as the shareholder who has duly submitted their votes via the Ballot, will be considered present at the Meetings and signatories of the respective minutes, in accordance with CVM Resolution 81. These shareholders will be deemed present at the Meetings.. 21. What is the electronic platform where the Meetings will be held like? Answer: The digital platform complies with the requirements set forth in §1 of Article 28 of CVM Resolution 81, as amended, namely: (a) the possibility of statements and simultaneous access to documents presented during the Meetings that had not been previously made available; (b) the full recording of the Meetings; and (c) the possibility of communication among shareholders. 22. What authorizations are given by shareholders who join the digital platform? Answer: The Present Shareholders hereby authorize the Company to use any information contained in the recording of the Meetings for the following purposes: recording the possibility of statements and visualization of documents presented during the Meetings; recording the authenticity and security of communications during the Meetings; recording attendance and votes cast; compliance with legal orders from competent authorities; and defense of the Company, its officers, and contracted third parties in any judicial, arbitral, regulatory, or administrative sphere. For more information, please refer to the Platform Manual. 23. Do shareholders have the opportunity to speak at the Meetings? Answer: During the Shareholders’ Meetings, the microphones of Present Shareholders will be muted and their cameras turned off in order to avoid connection instability and improve sound quality. After each item on the Agenda is opened, any shareholder wishing to speak verbally must use the “raise hand” icon on the digital platform to request the floor, and the Chair will enable audio according to the order of requests. To ensure the smooth progress of the Meetings, a maximum time limit may be set for each Present Shareholder’s statement. For more information, please refer to the Platform Manual. VALE | 2026 Annual and Extraordinary Shareholders Meeting 69 24. Can shareholders speak about topics not appearing on the Meetings’ Agenda? Answer: No. Shareholders who wish to speak on any matter not related to the Agenda of the Meetings should use the usual channels of contact with the company, through the Investor Relations area. 25. How will each item on the agenda be voted on? Answer: It is important to clarify that all voting during the Shareholders’ Meetings will be carried out through the digital platform. Each Accredited Shareholder must log into the Meetings using their login information for the digital platform. Regarding deliberations, before voting begins on each item included in the Call Notice, shareholders may verbally express their vote, if they wish. To do so, they must request the floor using the “raise hand” function on the digital platform, and the Chair will enable audio according to the order of requests received. Once the statements are concluded, the Chair will put the matter to a vote. At that moment, an online voting window will appear for all participants on the digital platform, and each shareholder must select their desired voting option (approve, reject, or abstain). It should be noted that registering the vote on the Digital Platform is mandatory, while verbal expression is optional and complementary. If a shareholder wishes to submit a written vote, they should send it to ssembleias@vale. com by the end of the discussion and vote on the corresponding item on the agenda. If a shareholder is absent from the Digital Platform, for any reason, before the conclusion of voting on any of the resolutions of the Meetings, their votes will be deemed favorable with respect to the agenda items still pending vote, unless the shareholder has previously submitted their votes or has informed the Board of their contrary vote or abstention regarding the relevant resolutions. For more information, please refer to the Platform Manual. 26. Where are the Meeting’s materials available? Answer: On the Company’s website, in the Investors section, the banner “2026 Annual and Extraordinary General Meetings” is available (which can also be accessed here), containing all documents relevant to the Meetings. The documentation is also available on the CVM website, where shareholders can find the materials provided for the convening of the Meetings, with additional information on each item of the Agenda, as well as the 2025 Financial Statements.. 27. How will the shareholders present at the meeting sign the minutes? Answer: Shareholders participating in the Meetings via digital platform will be deemed to be present at the Meetings and to have signed the respective minutes, under the terms of Resolution 81. Holders of Vale American Depositary Shares ("ADS") or American Depositary Receipts ("ADRs") Below are the criteria and information for participating in the Meetings: 1. What is the record date for an ADR holder to be entitled to vote at the Meetings? Answer: The record date for voting rights at Meetings by an ADR holder is March 27, 2026. Positions in ADRs acquired after that date will not be entitled to vote at the Meetings. 2. How do ADR holders participate in Shareholders' Meetings? Answer: ADR holders are represented at Meetings exclusively by JP Morgan Chase Bank, N.A. ("JP Morgan"), as the depositary financial institution of the ADRs, through its local representative, Bradesco. The representation of the depositary financial institution complies with the terms and procedures set forth in the Deposit Agreement governing Vale's ADR Program. Accreditation of an ADR holder for individual virtual participation in the Meetings is not possible. 3. How do ADR holders register their participation at Meetings? Answer: Bradesco is JP Morgan's local representative/custodian bank and is VALE | 2026 Annual and Extraordinary Shareholders Meeting 70 responsible for the participation of ADR holders at the Meetings. The quorum for the installation of the Meetings is the total number of ADRs in circulation in the ADR Program, according to the information presented by JP Morgan at the Meetings and the shareholding position regarding the ADR Program presented by the bookkeeping agent, Banco Bradesco. 4. How do ADR holders vote at Shareholders' Meetings? Answer: The voting instructions for an ADR holder are subject to specific deadlines and conditions established by the relevant depositary bank or custody agent. ADR holders can submit their votes in physical form (via voting instruction form) or via an electronic platform, through their broker or other intermediaries, if such service is available to the holder. The deadlines and procedures specific to each mechanism may be subject to variations and restrictions, whether in terms of form, deadline, content and/or processing, given the specificities of the chain of custody applicable in the United States. At the end of the period set for ADRs to vote, JP Morgan will collect all the votes and present the total votes on each agenda item in a consolidated form at the Meetings, through the representation of its local custodian, Banco Bradesco. 5. When can ADR holders submit their votes? Answer: JP Morgan will commence the process of preparing and distributing the voting instruction form and the voting card on the morning of April 7, 2026, this process is expected to conclude on April 16, 2026 (this date may vary depending on the procedures adopted by your bank, brokerage firm, or intermediary institution), period during which ADR holders will be able to submit their voting instructions. The end date is subject to operating conditions beyond Vale's control and may therefore be postponed. 6. When is the deadline for ADR holders to submit their voting instructions? Answer: Each ADR holder who holds their ADRs through brokers or other intermediaries must follow the deadlines, procedures and conditions established by the broker or intermediary through which they hold their shares. For ADR holders who hold their shares directly through JP Morgan (in the ADR register maintained by JP Morgan as depositary bank), votes must be received by JP Morgan before 10 a.m. New York time on April 22, 2026, in accordance with terms and conditions that will be disclosed in due course by the depositary financial institution, JP Morgan. ADR holders must ensure that their voting instructions are received by JP Morgan, whether directly or indirectly through their banks, brokers, or other intermediaries, by the specified date and time in order for their votes to be counted. 7. How can I submit my voting instructions to JP Morgan? Answer: JP Morgan will present terms and conditions for the submission of voting instructions in due course. 8. Can the ADR holder's voting materials be changed to include new candidate(s) for the Board of Directors and/or Fiscal Council after the proxy card has been finalized? Answer: Unlike the remote voting process in BrazilUnlike the remote voting process in Brazil, in which the Ballot may be reissued up to 20 days before the Shareholders’ Meeting to include proposed candidates, subject to the requirements of CVM Resolution 81, to the best of Vale’s knowledge, the call notice, the voting instruction form, and the proxy card (“voting materials” for ADR holders) cannot be reissued and redistributed to ADR holders. Vale will seek to avoid a material difference between the Ballot applicable to Brazil and the voting materials applicable to ADR holders, but it is not possible to eliminate this hypothesis, given the legal and operational specificities applicable to ADR holders. VALE | 2026 Annual and Extraordinary Shareholders Meeting 71 9. If shareholder(s) holding at least 0.5% of Vale's share capital nominate candidate(s) to the Board of Directors and/or the Fiscal Council for inclusion in the Ballot on April 5, 2026, will these nominations be incorporated into the ADR holder's voting materials? Answer: In view of the above, it will only be possible to include such nominations in the process of preparing and distributing the voting instruction form and the proxy card if the nomination request is duly submitted and accompanied by documentation proving that the signatory has authority to represent the shareholder, and if the supporting documentation for the nominations is received by the Company in a clear, complete, and correct manner, containing all information required by CVM Resolutions 81 and 80, as well as described in this document, given the very limited time for review. If the Company has any doubts regarding the documentation submitted, the nomination will not be included in the voting instruction form and proxy card intended for ADR holders. With respect to the inclusion of candidates in the Ballot, the Company will conduct the review within three (3) business days, in accordance with Brazilian legislation. 10. How will the ADR holder be informed about changes in the Ballot that are not reflected in their voting materials? Answer: Vale will disclose to the market any resubmission of its Ballot. In this manner, all holders of common shares and ADRs will have the opportunity to be informed of the. 11. I am a shareholder and I intend to nominate candidates for election to the Board of Directors and/or the Fiscal Council counting on the votes of ADR holders. What should I do? Answer: If the shareholder, individually or jointly, holds the minimum shareholding required, i.e. 0.5% of the share capital, the shareholder must submit a written request to the Executive Vice President of Finance and Investor Relations, at vale.ri@vale.com, accompanied by a copy of the documentation proving that the signatory has the authority to represent the shareholder, as well as complying with the other procedures and requirements set out in Resolutions No. 81 and No. 80. Vale recommends that shareholders submit their nomination as soon as possible, preferably by April 1, 2026, accompanied by the necessary documentation in a clear, complete and correct manner, as described in this document, so that the Company can include their nomination in the voting materials intended for ADR holders. Nominations submitted after this date, especially those submitted within the legal deadline in Brazil (i.e. April 5, 2026), may not be included in the voting materials intended for ADR holders, as per item 9. 12. As an ADR holder, how can I proceed if I still have any questions? Answer: If you have any questions about how ADR Voting Instructions should be delivered to the Depositary, you can contact ADR Shareholder Services at +1 866 723 8257 or +1 781 575 2833 (the latter for calls outside the United States). VALE | 2026 Annual and Extraordinary Shareholders Meeting 72 The Management Report and Financial Statements prepared by the Executive Committee, together with the Independent Auditors’ Report, present to the market the management accounts for the year ended December 31, 2025, as approved by the Board of Directors on February 12, 2026 and disclosed on the CVM and B3 websites and on the Company's investor portal. The legal publications took place in the Valor Econômico newspaper on March 03, 2026. Other supporting documents have already been made available to the market, such as the opinions of the Board of Directors, Audit and Risk Committee and the Fiscal Council, dated February 12, 2026, and the Directors comments on the company's financial situation, pursuant to item 2 of the Reference Form. See the table below with the main indicators: BRL million 2025 Net operating revenue 213,595 Total costs and expenses (ex-Brumadinho and dam decharacterization) (153,020) Expenses related to Brumadinho and dam decharacterization (2,289) Adjusted EBITDA 85,890 Net income attributable to Vale's shareholders 13,814 Management's proposal for items for resolution at the Annual General Meeting For detailed information on each resolution item, please carefully review the 2025 Management Report, the Financial Statements for fiscal year 2025, this Vale's Proxy Statement, and the Call Notice, all prepared in accordance with CVM regulations, available at www.vale.com/investors. Pursuant to CVM Resolution 81/2022 ("CVM Resolution 81"), the Company's Management submits to its shareholders the following proposals regarding the matters included on the agenda of the Shareholders' Meetings: Item I—Evaluation of the management report and accounts, and examination, discussion, and voting on the financial statements for the fiscal year ended December 31, 2025 The Board of Directors recommends this item for approval based on the favorable opinions of the Independent Auditor, the Audit and Risk Committee, and the Fiscal Council. Board of Directors' comments on the proposal VALE | 2026 Annual and Extraordinary Shareholders Meeting 73 Additionally, detailed information regarding the Management's proposal for the allocation of net income for the fiscal year ending December 31, 2025, pursuant to article 10, sole paragraph, item II, has already been made available to the market through the opinions of the Fiscal Council and the Board of Directors dated February 12, 2026, in addition to Annex A of CVM Resolution 81, which is available here. Item II - Proposal for the allocation of profits for the 2025 fiscal year Based on corporate legislation and the Company's Bylaws, the Board of Directors proposes to the Annual General Meeting, with the favorable opinion of the Fiscal Council, that the profit for the year 2025 be allocated as follows: Allocation of the fiscal year ended December 2025 In Reals Net Profit for the Year 13,814,280,959.86 Legal reserve 0.00 Tax incentive reserve 3,080,941,223.47 Distributed Net Income for the Fiscal Year 10,733,339,736.39 Management clarifies that the distribution of dividends for the 2025 financial year has already been made and there are no additional dividends to be proposed for resolution at the Shareholders' Meetings. The Board recommends the approval of this item, based on the favorable opinions of the independent auditor, the Audit and Risk Committee, and the Fiscal Council. Board of Directors' comments on the proposal The total annual compensation proposed for 2026 amounts to BRL 177,335,639, representing a 9% reduction compared to the compensation approved for 2025, primarily due to amounts allocated to the Executive Committee (CEO and Executive Vice Presidents). In addition to the Executive Committee members, the amount presented includes the Board of Directors, Fiscal Council, and Advisory Committees members, as shown in the table below: Management' compensation—amounts excluding charges1 Variation in Reals Approved 2025 Projection 20263 BRL % Board of Directors 20,096,400 20,545,967 449,567 2% Advisory Committees2 3,160,267 3,380,800 220,533 7% Fiscal Council 1,882,966 1,922,000 39,034 2% Executive Committee 170,249,631 151,486,873 (18,762,758) (11)% TOTAL 195,389,264 177,335,639 (18,053,624) (9)% 1 Amounts presented on an accrual basis. 2 Includes the compensation due to effective and alternate members of the Board of Directors for participation in committees. 3 Subject to approval at the Annual and Extraordinary General Meetings to be held on April 30, 2026. Item III - Setting the annual global compensation of management and Fiscal Council members for the year 2026 VALE | 2026 Annual and Extraordinary Shareholders Meeting 74 With regard to the Committees and Advisory Committees, the 2026 proposal essentially considers maintaining the assumptions in force in 2025 with occasional adjustments to the compensation and collegiate bodies' composition. This proposal stipulates that the monthly compensation of each Fiscal Council member corresponds to at least 10% (ten percent) of the fixed compensation that, on average, is attributed monthly to each Executive Committee member, not including benefits, representation fees and profit sharing. In addition to the above compensation, the Fiscal Council's effective members shall be entitled to reimbursement for travel and subsistence expenses necessary for performing their duties. It is understood that alternate members shall only be compensated if they are holding office due to a vacancy, impediment, or absence of their respective alternate member. The 11% reduction for the Executive Committee (CEO and Executive Vice Presidents) is mainly due to the absence of provision for termination payments. In order to deliberate on this item, the Company has made available to shareholders, in accordance with item II of article 13 of CVM Resolution 81, the information regarding the compensation of managers and Fiscal Council' members, under the terms of item 8 of the Reference Form, found in this link. In addition, the minutes of the Board of Directors' meeting dated March 12, 2026, are made available to shareholders at this link. VALE | 2026 Annual and Extraordinary Shareholders Meeting 75 CEO compensation In 2025, the compensation of Vale's CEO, Mr. Gustavo Pimenta, the highest-paid member of the management team, consisted of a fixed monthly portion, a short-term variable portion (Annual Bonus) and a long-term variable portion based on shares. For details on each compensation package, please see the sections "Compensation of the Executive Committee" and "Short- and Long-Term Variable Compensation Plans of the Executive Committee". CEO compensation in 2025 - Amounts excluding charges in Reals 2025R (accrual basis¹) 2025R (cash basis²) Fixed compensation 5,150,000 5,150,000 Short- and long-term incentives3 27,228,598 12,578,190 Benefits4 1,326,619 1,326,619 TOTAL 33,705,217 19,054,809 ¹ Amounts considered on an accrual basis (provision for the fiscal year), as officially reported by the Company. ² Amounts considered on a cash basis (disbursements actually made, amount received by the Executive) as supplementary information. ³ Including compensation from the annual bonus and the Matching and PSU programs. ⁴ Including health insurance, dental insurance, insurance, pension fund contributions and others. For 2026, the compensation forecast for the Company's CEO is approximately BRL 44.3 million (USD8.5 million). The CEO's and other Executive Committee members' compensation mix is reviewed annually to reflect market practices and the results of the executive performance evaluation process, aligning with investor expectations. Compensation mix evolution CEO Other Members of the Executive Committee 2024R 2025R 2026P 2024R 2025R 2026P* Fixed compensation 9% 15% 14% 22% 12% 15% Short- and long-term incentives 73% 81% 83% 57% 45% 57% Others 18% 4% 4% 21% 43% 28% * Subject to approval at the Annual and Extraordinary General Meetings to be held on April 30, 2026. Caption: R: Realized/ P: Proposed. VALE | 2026 Annual and Extraordinary Shareholders Meeting 76 Board of Directors Compensation is based solely on the payment of a fixed monthly installment within the scope of responsibility assigned to each position, and may be adjusted according to market practices identified in periodically contracted surveys. The sole alternate member is compensated only when attending a meeting of the Board of Directors in substitution for the respective effective member (both employee representatives). Board of Directors’ Advisory Committees Compensation is based solely on the payment of a fixed monthly installment within the scope of responsibility assigned to each position, and may be adjusted according to market practices identified in periodically contracted surveys. Fiscal Council The compensation of the effective members consists of a fixed monthly amount equivalent to at least 10% of the average monthly fixed compensation paid to the members of the Executive Committee, and may be adjusted in accordance with market practices identified in periodically contracted surveys. Alternate members are compensated only when they attend a meeting of the Fiscal Council in substitution for their respective effective member. Executive Committee Compensation considers: (i) fixed monthly installment, (ii) short-term variable (annual bonus) and (iii) long-term variable based on shares (long-term incentives— Matching and PSU). In addition, there are private pensions, benefits in line with the local market and occasional one-off payments as mechanisms for attracting, retaining and incentivizing deliveries and initiatives that are relevant to the Company. Summary of compensation elements by body VALE | 2026 Annual and Extraordinary Shareholders Meeting 77 Board of Directors Compensation • Fixed compensation: Compensation consists solely of the payment of a fixed monthly amount (fee), varying according to the position held and responsibilities assigned, in accordance with the Board’s Internal Regulations, with the purpose of compensating the services of each effective member of the Company's Board of Directors. The Company has a single alternate member of the Board of Directors, a position occupied by a member elected by Vale's employees, as provided for in its Bylaws. This alternate member is paid 50% of the effective member's monthly compensation for each meeting they attend, limiting their monthly fees to 100% of the effective member's compensation, regardless of how many meetings they attend in a month. Notwithstanding the participation of the alternate member of the Board of Directors, the effective member will continue to receive their fixed monthly compensation. • Direct and indirect benefits: The members of the Board of Directors are covered by life insurance. • Participation in committees: Members of the Board of Directors who are also members of Advisory Committees receive, in addition to their compensation as board members, the monthly compensation allocated to members of Advisory Committees. • Variable compensation, benefits and others: The members of the Board of Directors are not currently entitled to other types of compensation or benefits, including bonuses, profit sharing, compensation for attending meetings, commissions, post-employment benefits, termination benefits and share-based compensation. Board members are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties. Compensation of the Advisory Committees • Fixed compensation: Compensation consists exclusively of the payment of a fixed monthly amount (fee), varying according to the position held and the responsibilities assigned, in accordance with the Committees’ Internal Regulations, for the purpose of compensating each member for services rendered on the Advisory Committees. • Direct and indirect benefits: The members of the Advisory Committees are entitled, as applicable, to the benefits associated with their positions on the Board of Directors. • Variable compensation, benefits and others: The members of the Advisory Committees are not entitled to other types of compensation or benefits, including bonuses, profit sharing, compensation for attending meetings, commissions, post-employment benefits, termination benefits and share-based compensation. Members of the Advisory Committees are entitled to reimbursement of travel and accommodation expenses necessary for the performance of their duties. Compensation of the Fiscal Council • Fixed compensation: Compensation consists exclusively of the payment of a fixed monthly amount (fee) for services rendered by each member of the Fiscal Council ("FC"), within the scope of the responsibilities assigned to that body. The FC's compensation corresponds to at least 10% of the average monthly fixed compensation awarded to Executive Committee members, and it may be adjusted according to market practices identified in periodically contracted surveys. In any month in which an alternate member of the Fiscal Council attends a meeting due to the impediment or occasional absence of the respective effective member, the alternate shall receive compensation equivalent to 100% of the compensation payable to that effective member. VALE | 2026 Annual and Extraordinary Shareholders Meeting 78 Regardless of the participation of the alternate member of the Fiscal Council, the effective member will continue to receive their fixed monthly remuneration. • Direct and indirect benefits: The members of the Fiscal Council are covered by life insurance • Variable compensation, benefits and others: The members of the Fiscal Council are not entitled to other types of compensation or benefits, including bonuses, profit sharing, compensation for attending meetings, commissions, post-employment benefits, termination benefits and share-based compensation. Members of the Fiscal Council are entitled to reimbursement for travel and accommodation expenses necessary for the performance of their duties. Executive Committee Compensation • Fixed compensation: The fixed monthly compensation is aimed at attracting and retaining executives with experience and competence consistent with the scope and responsibility of the position assigned to them in the Company's management. • Direct and indirect benefits: package compatible with market practices, such as life insurance, medical and dental care, hospital care, meal vouchers, use of the Company car with chauffeur service and supplementary pension plan in the defined contribution format. • Variable compensation Type Name How it works Short term Annual Bonus Based on performance against the annual challenges approved by the Board of Directors. The annual targets, both collective and specific, define the expectation of economic and financial performance, safety, risk, sustainability and strategic issues. Long-term Performance Shares Vale Performance Share Unit (PSU) The award is linked to TSR relative to the peer group and absolute performance against ESG and ROIC metrics. The PSU acts as an incentive to create sustainable value, aligning the focus of executives with the vision of shareholders, and encourages retention and long-term performance. Long-term Restricted Shares Matching Program The members of the Executive Committee are obliged to acquire common shares issued by the Company, using their own resources, and to hold them for a three-year cycle. The program encourages talent retention, long-term commitment and alignment between the management's actions and the return generated for shareholders. VALE | 2026 Annual and Extraordinary Shareholders Meeting 79 Compensation of non-statutory officers The compensation of Vale's non-statutory officers globally consists of: 1. Fixed monthly compensation: aimed at attracting and retaining leaders with experience and competence commensurate with the scope and responsibility of their role in the Company's management. 2. Benefits: package compatible with market practices, such as life insurance, medical and dental care, hospital care, meal vouchers and a defined contribution pension plan. 3. Short-Term Bonus: equivalent to the Annual Bonus for the CEO and Executive Vice Presidents (as featured on page 79), considering a panel of targets aligned with the Company's strategic objectives and a portion of individual performance, paid in cash and applicable to all direct employees in leadership positions, at a global level. 4. Matching Program: under the same performance metrics defined for the Executive Committee (as featured on page 87), all employees in leadership positions are eligible to participate in this incentive, with a 3-year cycle, based on shares, including Directors, General Managers, Managers and Coordinators. In 2025, 2,498 employees were eligible to join the program, representing 3.8% of direct employees. Of this total, 2,175 actually joined, a participation rate of 87% (93% of Directors, 90% of General Managers, 86% of Managers and 86% of eligible Coordinators). 5. PSU: under the same performance metrics defined for the Executive Committee (as featured on page 84), all employees in the positions of Directors and General Managers are eligible for this incentive, with a 3-year cycle, based on shares, totaling 508 leaders in 2025. 6. Non-statutory leaders may be eligible to receive severance pay and non-compete compensation (lock-up period), as well as medical, dental, and hospital benefits provided by the Company after their termination. They may also be subject to mandatory Stock Ownership Guidelines ("SOG") and Malus and Clawback Clauses, as provided for in their respective contracts and approved in accordance with the Company's governance rules. In addition, some must comply with the terms of the Clawback Policy, under the terms of the SEC. Other compensation practices not subject to the General Meeting's approval VALE | 2026 Annual and Extraordinary Shareholders Meeting 80 Executive Committee Short- and Long-Term Variable Compensation Plans Short-term incentive - Annual Bonus Based on the performance of short-term targets aligned with the strategic challenges approved by the Board of Directors for the year. The annual targets, both collective and specific, define the expectation of economic and financial performance, safety, risk, sustainability and strategic issues. The following elements are considered in calculating the Executive Committee’s annual bonus for 2025. Annual bonus Target Target Dashboard Vale Multiplier Performance factor as a multiple of fixed fees number of fixed fees 0 to 1.5 maximum of 1.3333 0.80 to 1.20 Goals scorecard achieved in 2025 The Executive Committee Short-Term Goals Scorecard for 2025 was approved by the Board of Directors, with the support of the People and Compensation Committee, with the aim of contributing to Vale's progress towards its long-term ambitions and goals, in a consistent and efficient manner, creating and sharing sustainable value with our stakeholders. Being a benchmark company in safety is one of our ambitions; therefore, the goals related to Occupational and Process Safety have been maintained for 2026. Significant improvements have been approved for 2026, with goal painels aligned and connected to Vale's performance. The following goal scorecard, with respective weights, shows achievement in 2025 (as indicated by caption colors). The product of the Targets Dashboard and the Vale Multiplier cannot exceed 2.00 VALE | 2026 Annual and Extraordinary Shareholders Meeting 81 Collective goals Goal CEO Executive Vice Presidents CFO Technical Others Vale Base Metals EBITDA (adjusted) Measure Vale's operational performance and efficiency (excluding taxes, depreciation and amortization). For this indicator, adjustments are made to budgeted EBITDA to account for factors external to Vale (primarily price fluctuations, exchange rate variations, and other business-specific external factors). Accordingly, performance is not affected by external elements beyond Vale’s control. 30% 30% N/A 30% 15% Safety Reduce the absolute number of incidents that generated fatalities and/or lives changed and recordable injuries with high potential (N1 +N2). 10% 10% 20% 10% 10% P events Reduce process events that generate an unplanned or uncontrolled release of energy or hazardous materials (loss of containment), involving equipment or operating assets. 10% 10% 10% 10% 10% DEI People (DEI): - % of women - % Blacks in leadership 10% 10% 10% 10% N/A Reputation Measure the improvement in reputation, in Vale's relationship with its different audiences and in the positive perception of Vale's image and brand. 10% 10% 10% 10% N/A Specific goals Fixed Expenditures Fixed expenditure: ensure cost management in each area. 7.5% 7.5% N/A 7.5% (ex. Legal) N/A Specific goals Defined for each of the executives, according to their focus and scope of performance. The targets can be either specific to each Executive Vice President or shared, for greater engagement among the areas. 22.5% 22.5% 50% 22.5% 65% Less than 0.50 points From 0.50 to 0.99 points From 1.00 to 1.50 points VALE | 2026 Annual and Extraordinary Shareholders Meeting 82 Proposed Goals Scorecard for 2026 The Short-Term Goals Scorecard remains focused on advancing towards the Company's long-term ambitions and targets, creating and sharing sustainable value every fiscal year. The scorecard reinforce our strategic direction toward building our future, through which we aim to be recognized as a trusted partner with a superior portfolio. The collective block's goals remained focused on EBITDA, Safety, Process Events, DEI and the Reputation target. Collective goals Goal Description CEO Executive Vice Presidents CFO Technical Others EBITDA (adjusted) Measure Vale's operational performance and efficiency (excluding taxes, depreciation and amortization). For this indicator, adjustments are made to budgeted EBITDA to account for factors external to Vale (primarily price fluctuations, exchange rate variations, and other business-specific external factors). Accordingly, performance is not affected by external elements beyond Vale’s control. 40% 40% N/A 40% Safety Reduce the absolute number of incidents that generated fatalities and/or lives changed and recordable injuries with high potential (N1 +N2). 10% 10% 10% 10% P events Reduce process events that generate an unplanned or uncontrolled release of energy or hazardous materials (loss of containment), involving equipment or operating assets. 10% 10% 20% 10% DEI People (DEI): - % of women - % Blacks in leadership - % Inclusion 7.5% 7.5% 10% 7.5% Reputation Measure the improvement in reputation, in Vale's relationship with its different audiences and in the positive perception of Vale's image and brand. 7.5% 7.5% 10% 7.5% Specific targets Fixed expenditures Ensure cost management in each area. N/A 7.5% N/A 8.33% (Operations and People) 7.5% (Commercial and Legal) Specific goals Defined for each of the executives, according to their focus and scope of performance. The goals can be specific to each Executive Vice President, or they can be shared, for greater engagement and synergy among the areas. 25% 17.5% 50% 16.66% (Operations and People) 17.5% (Commercial and Legal) 25% (Sustainability) Total 100% 100% 100% 100% VALE | 2026 Annual and Extraordinary Shareholders Meeting 83 Since 2020, ESG-related indicators have been incorporated into the PSU and currently represent 25% of its weighting. Starting with the 2021 cycle, the PSU began granting compensation in the form of the Company’s common shares, replacing cash compensation indexed to the share price. A Base salary¹ at the end of the year prior to the start of the cycle B Reference value for the program, according to the participant’s level and location in the previous year C Price of shares issued by Vale in the last 60 trading sessions of the year prior to the start of the cycle, weighted by the volume traded D Estimated income tax rate for the participant's location Long-term variable compensation At the Annual and Extraordinary General Meeting held on April 30, 2025, shareholders approved the Global Long-Term Share-Based Incentive Plan, which comprises two share-based compensation programs applicable to the Executive Committee and the Non-Statutory Officers: PSU, or performance shares, and Matching, or restricted shares. In addition, other Restricted Share programs linked to spot incentives for attraction, retention and/or incentives involving relevant deliveries and projects or other initiatives that meet specific performance needs or bring differentiated value to the Company may be used. None of the plans extend to board members or provide for the granting of options to purchase company shares. Long-term incentive - Vale Performance Shares Program (PSU) The PSU is a three-year cycle program designed to incentivize top management (from General Managers to Executive Committee members) to create sustainable value, aligning executive performance with shareholder vision. At the start of the cycle, four elements are considered when calculating the number of units to be awarded to each participant: Beginning of the PSU cycle BRL 100,000.00 base salary as of 31 Dec of the previous year A B C D Nº of shares 9.00 reference value for VP in Brazil BRL 75.00 (1-27.5%) weighted price VALE3 60 trading sessions previous year income tax rate estimated in Brazil 8,700 net number of shares Example of initial calculation, with hypothetical values: ¹ Base salary represents the monthly salary paid to employees based in Brazil and the annual salary for employees based abroad. VALE | 2026 Annual and Extraordinary Shareholders Meeting 84 The group of companies and the award curve for the TSR portion are: 1st place 200% 2nd place 160% 3rd place 125% 4th place 90% 5th place 55% 6th place 30% 7th place 20% 8th place 0 9th place 0 Ranking Performance factor Peer group companies: BHP, Rio Tinto, Anglo American, Freeport, Glencore, South32, FMG, Teck Resources and CSN Min. We currently have the following PSU cycles in place: Performance factor indicators 2024 2025 Total Shareholder Return (TSR) 50% 50% ESG - Health and Safety, Sustainability (Climate Change, social aspects) 25% 25% Return on Invested Capital (ROIC) 25% 25% Total 100% 100% The first indicator of the performance factor compares Vale's relative TSR to the TSR of a peer group of nine global mining companies (peer group). TSR measures the return that an investment provides to the shareholder, considering the fluctuation in the share price and the distribution of dividends, based on a period. TSR Final price1 Initial price2 Dividends dividends or interest on capital distributed in the period Initial price2 1 Weighted average price by volume traded in the 30 days of trading prior to the closing date. 2 Weighted average price by volume traded in the 30 days of trading prior to the opening date. If Vale's absolute TSR is negative, the maximum is 150%. VALE | 2026 Annual and Extraordinary Shareholders Meeting 85 At the end of the cycle, three years after its commencement, eligible participants will receive the award in the form of Vale’s common shares: (i) the amount equivalent to at least the same number of shares granted in the cycle, multiplied by the performance factor calculated, and (ii) virtual dividends relating to the same number of shares calculated in item (i). Results in the recent cycles At the close of the 2023 cycle, which ended in December 2025, we had the following result: 2023 cycle Results Payout TSR 8th place 0 Health and safety – 0 Sustainability 58.10% 8.71% TOTAL – 8.71% Below is the history of results in the latest PSU awards, referring to the portion of the relative Total Shareholder Return (TSR): Award year 2024 2025 2026 VALE3 price BRL 66.75 BRL 52.65 BRL 84.48 Vale's position in the ranking 2024 2025 2026 2023 cycle - - 8th place 2022 cycle - 7th place - 2021 cycle 6th place - - The third indicator, included from the cycle starting in 2024, is ROIC, which measures the Company's ability to generate a return based on the total capital invested. It is an essential indicator for analyzing how the company allocates capital and makes a profit from it. In general terms, the higher the index value, the greater the return generated for shareholders by the Company. The second indicator incorporates ESG elements into overall performance: Indicators Cycles starting in 2024 and 2025 Health and safety weight: 10% The indicator will be measured based on the absolute number of incidents resulting in fatalities and/ or changed lives and recordable injuries with high potential (N1 + N2). It is intended to reinforce the importance of health and safety, in line with Vale’s strategy to reduce fatalities and high-potential injury events. Sustainability weight: 15% Indicators related to the Sustainability topic consisting of: reduction of greenhouse gas emissions (10%) and ESG Restrictions (5%), included from the year 2025. This target is aimed at reducing ESG investment restrictions in Vale, i.e. removing Vale from institutional investor restriction lists based on ESG criteria. This indicator replaced the DJSI (Dow Jones Sustainability Index) which was in force until 2025. VALE | 2026 Annual and Extraordinary Shareholders Meeting 86 Finally, a summary of the PSU with current cycles: Granted cycle year 2023 2024 2025 Modality Performance Shares Performance metrics Relative TSR 75% ESG 25% Relative TSR 50% ESG 25% ROIC 25% Vesting Period 3 years Dividends Virtual dividends paid at the end of the cycle, subject to the achievement of performance metrics Payout Common shares issued by the Company Long-term incentive - Matching Program (Restricted Shares) The Matching program consists of Restricted Shares linked to expected performance in the Company's market value and share price. It is designed to attract and retain talent while reinforcing a culture of longterm, sustainable performance. Leadership (Coordinators through Executive Committee members) who acquire company shares with their own resources and hold them for the duration of the cycle become eligible to receive a share-based bonus at the end of the three-year period. Participation and retention of shares is compulsory for the Executive Committee and voluntary for the others appointed to take part in the program. For purposes of determining the number of shares each participant may receive at the beginning of the cycle, the following criteria are considered: Continuing with the initial calculation example, with hypothetical values for the 2023 cycle, the final value would be: End of the PSU cycle 8,700 shares 8.71% payout BRL 84.48 (1 - Income Tax rate 27.5%) 88,298 The program also provides for the payment of virtual dividends, with the delivery of additional shares, based on the unit price, according to the payment made by Vale to the market during the cycle, and the program's performance. A The participant's base salary¹ at the end of the year prior to the start of the cycle B The reference value for Matching, according to the participant's level and location at the end of the previous year C The average purchase price of the shares on the market on the actual date of purchase ¹ Base salary represents the monthly salary paid to employees based in Brazil and the annual salary for employees based abroad. VALE | 2026 Annual and Extraordinary Shareholders Meeting 87 Example of the initial calculation: Start of the Matching cycle BRL 100,000.00 base salary on 31-Dec previous year (hypothetical) A B C Nº of shares 9.00 reference value for Vice President in Brazil BRL 75.00 average purchase price of VALE3 8,700 net number of shares If, at the end of the three-year cycle, the executives remain with the Company and continue to hold the shares, the program grants them an award in shares equal to at least the number of shares originally acquired, plus an amount corresponding to the applicable withholding income tax. The Matching Program makes payments relating to virtual dividends, calculated on the basis of (i) the shares not yet settled by the plan, and (ii) the amount of dividends and/or interest on equity per share, as paid by the Company to shareholders in the period of the cycle. Virtual dividends are paid in cash, at a time close to Vale's payment to shareholders in general. Continuing the example of the initial calculation, with hypothetical values, the final value would be: End of the Matching cycle 8,000 initial shares VALE3 60.00 (1 - Income Tax rate 27.5%) BRL 662,069.00 gross payout of The program also provides for the payment of virtual dividends based on the unit price as paid by Vale to the market during the cycle. VALE | 2026 Annual and Extraordinary Shareholders Meeting 88 • Stock Ownership Guidelines: This rule requires the maintenance of a minimum shareholding equivalent to 36 times the fixed monthly compensation for the CEO and 24 times the fixed monthly compensation for the Executive Vice Presidents. Executives may build up these minimum shareholding levels over the course of their mandates through participation in the Matching and PSU programs and are prohibited from trading any shares held until the required minimum shareholding has been achieved. • Malus and Clawback: These are rules used by the Board of Directors, in the event of facts or events of exceptional severity, which make it possible to eliminate, reduce or obtain the return (in part or in whole) of the variable compensation scheduled for payment or of installments already paid to executives. Although the Company had already adopted a Clawback provision applicable to members of the Executive Committee, a formal Clawback Other executive compensation practices Policy was established in 2023. The policy defines the circumstances under which executives may be required to return incentivebased compensation to the Company, in accordance with SEC requirements. • Evaluation of the Total Compensation package: each year, a compensation review process is conducted for the members of the Executive Committee, during which individual remuneration is discussed and evaluated by the Board of Directors. This process considers the individual performance assessment results, market benchmarking, and alignment with the Company's Career and Succession strategy. The Performance Factor for each individual is determined by the Board of Directors and directly influences the amount of the annual bonus paid, as well as the potential application of merit-based and differentiation measures for each executive. Individual feedback and development actions are conducted with each person at the end of the process. In 2025, as approved by the Board of Directors in January, the performance assessment process for the Executive Committee was enhanced to include revisions to the evaluator framework (360º), updates to the evaluation criteria, and the introduction of a mid-year review for the CEO. It also incorporated greater alignment in the determination of the Performance Factor with the company’s overall results, making the model more effective and closely aligned with the Company's strategic plan. • Termination policy: the termination package for members of the Executive Committee is defined by the Board of Directors based on market benchmarks and adjusted on an individual basis to ensure that compensation is commensurate with the complexity of the position, the executive’s level of experience, and performance in the role. Short-term and long-term incentive payment is made in proportion to the period worked. VALE | 2026 Annual and Extraordinary Shareholders Meeting 89 Accrual basis (in Brazilian reais, excluding charges) 2024R 2025R 2026P Annual Fixed Compensation 32,429,657 22,398,219 24,624,394 Salary or management fees 30,020,662 20,073,696 21,684,000 Direct and indirect benefits 2,408,995 2,324,524 2,940,394 Variables and Shares 114,173,893 83,705,511 116,842,727 Annual Bonus 49,038,823 33,445,884 36,204,653 Equity-based 56,670,594 48,742,752 62,006,524 Other¹ 8,464,476 1,516,875 18,631,550 Post-employment 2 4,996,140 3,235,401 3,859,752 Termination pay 18,221,883 46,148,223 6,160,000 TOTAL 169,821,574 155,487,354 151,486,873 ¹ Amount allocated to bonuses associated with the strategy of attracting and retaining key talent to the Company, ensuring competitive recognition aligned with market practices, as provided for in Vale’s Management Policy. 2 As of 2025, “post-employment” benefits are being reported separately from the Direct and Indirect Benefits line, in accordance with the disclosure format set out in the Reference Form. Caption: R: Realized/ P: Proposed. Board of Directors, Advisory Committees and Fiscal Council The proposed compensation for 2026 is consistent with prior years, with specific variations resulting from adjustments applied to the composition and remuneration of members. The Company conducts market benchmarking studies, supported by one or more specialized consultancies, in which the compensation policies and practices adopted by the main mining companies, as well as other large global companies in the industrial sector and other similar ones are observed, in addition to the behavior of granting benefits in companies of similar size are observed. Below we present the payment history of the last few years and the proposal for the current year: Accrual basis (in Brazilian reais, excluding charges) 2024R 2025R 2026P¹ Board of Directors 17,933,063 19,469,552 20,545,967 Advisory Committees² 2,777,566 2,729,960 3,380,800 Fiscal Council 1,789,928 1,765,274 1,922,000 Total 22,500,557 23,964,786 25,848,767 1 Subject to approval at the Annual and Extraordinary General Meetings to be held on April 30, 2026. 2 Includes compensation payable to effective and alternate members of the Board of Directors for their participation in committees. Caption: R: Realized/ P: Proposed. Executive Committee The total compensation proposed for the Executive Committee in 2026 is consistent with the compensation paid in recent years. 2024-2026 compensation history VALE | 2026 Annual and Extraordinary Shareholders Meeting 90 The reduction in 2026 observed in the Termination of Employment portion is justified by the absence of payments expected for those exiting in 2026, considering the recent executive staff hires in 2024 and 2025 (admissions). The increases projected for 2026 are reflected in the “variables and shares” categories, primarily driven by the appreciation of the VALE3 share price, which impacts the cost of the 2026 Matching and PSU grants, as well as by higher projected results for the 2024 and 2025 PSU indicators. Accrual basis (in Brazilian reais, excluding charges) 2024R 2025R 2026P No. of members compensated 9.17 6.75 6.00 Annual Fixed Compensation Average salary or management fees 3,273,791 2,973,881 3,614,000 Average direct and indirect benefits 262,704 344,374 490,066 Average fixed compensation 3,536,495 3,318,255 4,104,066 Short-term incentive (annual bonus) Total Annual Bonus 49,038,823 33,445,884 36,204,653 Average Annual Bonus 5,347,745 4,954,946 6,034,109 Share-based remuneration (BRL) Total LTI programs 56,670,594 48,742,752 62,006,524 Average LTI programs 6,179,999 7,221,148 10,334,420 Caption: R: Realized / P: Proposed / LTI: Long-Term Incentive. VALE | 2026 Annual and Extraordinary Shareholders Meeting 91 Maximum, Minimum and Average Individual Compensation Board of Directors Fiscal Council Executive Committee Individual Compensation (BRL) without charges 2023R 2024R 2025R Maximum Compensation 2,752,998 3,367,516 3,227,961 Minimum Compensation 902,521 1,166,026 1,255,710 Average Compensation 1,593,842 1,690,664 1,749,918 Individual Compensation (BRL) without charges 2023R 2024R 2025R Maximum Compensation 335,530 352,116 353,054 Minimum Compensation 335,530 352,116 353,054 Average Compensation 335,530 352,116 353,054 Individual Compensation (BRL) without charges 2023R 2024R 2025R Maximum Compensation 52,679,121 51,806,517 33,705,216 Minimum Compensation 6,962,649 7,578,475 7,703,494 Average Compensation 18,643,522 18,525,990 23,035,163 The annual compensation proposal presented by the Board of Directors is grounded in global market practices and seeks to align short- and long-term strategies, shareholder returns and the sustainability of the Company’s business. It also considers attracting executives with highlevel professional qualifications and skills that are critical to Vale's challenges. In preparing the proposal, the Board of Directors was supported by two committees: The People and Compensation Committee (which evaluates the compensation strategy of the Executive Committee and the proposal for the allocation of the total annual compensation for managers) and the Nomination and Governance Committee (which reviews the compensation strategy of the Board of Directors, its Advisory Committees and Fiscal Council). Board of Directors' comments on the proposal VALE | 2026 Annual and Extraordinary Shareholders Meeting 92 The Fiscal Council is a permanent body, made up of 3 to 5 members and the same number of alternates, who will serve until the first Annual General Meeting to be held after their election, in accordance with the legislation in force and Vale's Bylaws. The number of vacancies will be determined by the shareholders at the Shareholders' Meetings, since this decision is not up to the Company's management. The Company informs that, as of the date of publication of this material, it has received communications from shareholders nominating candidates for election to the Fiscal Council, as follows: Item IV - Election of the Fiscal Council members Any nomination of candidates for membership of the Fiscal Council by shareholder(s) holding common shares and holders of American Depositary Receipts (ADRs) issued by Vale must comply with the applicable legal provisions, including those set forth in the Brazilian Corporations Law, CVM Resolution No. 81, and Circular Letter/Annual-2026-CVM/SEP. Shareholders holding common shares and holders of ADRs may include candidates for members of the Company's Fiscal Council in the Remote Voting Ballot ("Ballot") by sending a written request to the Executive Vice President of Finance and Investor Relations at assembleias@vale.com, accompanied by proof of shareholding and/or ownership of ADRs, a copy of the complete representation documentation and the candidate(s) indicated, provided that the minimum percentage of participation (equivalent to 0.5% of the Company's share capital) and the other procedures and requirements set out in CVM Resolution No. 81 and CVM Resolution No. 80 are complied with. According to CVM Resolution No. 204 (“Resolution 204”), which came into force on January 2, 2025, shareholders may submit such request up to 25 days prior to the date of the General Meeting (in this case, April 5, 2026), and the Company has up to 20 days prior to the date of the General Meeting (in this case, April 10, 2026) that has the election of members of the Fiscal Council on its agenda to resubmit the Ballot, with the objective of including candidates for such body who are nominated by shareholders holding at least 0.5% of the shares issued by the Company and who comply with the requirements applicable to the request, as described above. The ADR Program Deposit Agreement provides that the information needed to prepare the proxy cards for voting by ADR holders must be sent no later than 30 days before the Meetings. Considering the terms of the ADR Program Deposit Agreement and the procedures practiced by the depositary bank of the ADR program, JP Morgan Chase N.A, and other service providers involved in the process for the preparation and distribution of proxy cards for voting by ADR holders on the matters on the agenda of the AGM, the Company has been informed that it will not be possible to resubmit the proxy cards to ADR holders within 20 days prior to the AGM, the deadline for resubmitting the Ballot, as provided for in Resolution 204. Effective member Alternate Date of nomination Nominated by the shareholder Márcio de Souza Alessandra Eloy Gadelha March 09, 2026 Previ¹ Adriana de Andrade Solé Pedro Zannoni March 09, 2026 Tempo Capital, Geração L. Par Fundo de Investimento em Ações and others² Raphael Manhães Martins Jandaraci Ferreira de Araujo March 09, 2026 Tempo Capital, Geração L. Par Fundo de Investimento em Ações and others² Aristóteles Nogueira Filho Leda Maria Deiro Hahn March 09, 2026 Fundos de investimento geridos pela Franklin Templeton Investimentos and others ³ ¹ Caixa de Previdência dos Funcionários do Banco do Brasil - Previ. ² Tempo Capital Gestão de Recursos Ltda.; GeracaoFuturo L.Par Fundo De Investimento em Ações; Paolo Rolando Fuchs and Matsukawa Co. Ltd. ³ Investment funds managed by Franklin Templeton Investments; Tempo Capital Principal Investment Fund; Geração Futuro L. Par Equity Investment Fund; Matsukawa Co. Ltda; Paolo Rolando Fuchs. VALE | 2026 Annual and Extraordinary Shareholders Meeting 93 Notwithstanding the 30-day period provided forth in the Deposit Agreement and the three (3) business day period provided for in Article 39 of CVM Resolution No. 81, the Company will make reasonable efforts to include in the AGM proxy cards requests for the inclusion of candidates for the Fiscal Council in the Ballot, in accordance with the above provisions, that have been received by the Company by April 5, 2026, provided that such requests comply with the aforementioned terms and are duly accompanied by the correct and complete applicable documentation, as required by CVM Resolutions 80 and 81, since on April 7, 2026, the depositary will begin the process of preparing and distributing the proxy cards. Any requests that are not duly accompanied by the correct and complete documentation may not be included on the proxy cards for the AGMs, and there will not be sufficient time to complete such proxy cards; this is without prejudice to the possibility of correcting those requests for the purpose of including the nominated candidates only in the Ballot. Therefore, the Company recommends that shareholders who intend to request the inclusion of Fiscal Council candidates in the Ballot submit the request, accompanied by the correct and complete applicable documentation, as soon as possible, in order to allow the inclusion of such candidates both in the Ballot and in the proxy cards of the AGMs. However, even in the event that there is no time to include requests in the proxy cards of the AGM, ADR holders may cancel their ADRs and receive the corresponding number of shares issued by Vale, in accordance with the rules, deadlines and payment of fees established by the depositary bank of the Vale ADR Program, under the terms of the Deposit Agreement. In this context, already as a shareholder of the Company, they may vote at the AGMs either by Ballot or by virtual participation via digital platform, in accordance with the rules established in CVM Resolution 81, the Call Notice and this Statement. The Board of Directors has no recommendation for this item. Board of Directors' comments on the proposal In addition to the aforementioned nominations, the Company received, on February 27, 2026, the nomination to reelection, by the sole holder of preferred shares issued by Vale, of Mr. Dario Carnevalli Durigan and Rogerio Ceron de Oliveira, to the positions of full member and alternate member of the Fiscal Council, respectively. We note that, pursuant to Vale’s Bylaws, the holder of the golden share is entitled to elect and remove one member of the Fiscal Council and the respective alternate, in a separate voting process1. In addition to the information above, in order to deliberate on this item, the Company recommends reading items 7.3 to 7.6 of the FRE (article 11 of CVM Resolution 81), which can be found here, based on the data provided by the shareholders who indicated them. 1 The separate election of a member and his or her alternate by the Union to the Fiscal Council is provided for in the Company's Bylaws. It should be noted that the Fiscal Council is an oversight body, not a deliberative one, and therefore the separate election of the golden share does not represent direct interference in the Company's decisions. Each common share and each golden share issued by Vale confers one vote at the shareholders' meeting, in ordinary deliberations, preserving the “one share, one vote” rule for such matters. The special rights associated with golden shares are expressly and specifically provided for in the Bylaws and are limited to certain matters, and should not be confused with a plural voting system or any expansion of voting power in ordinary resolutions. VALE | 2026 Annual and Extraordinary Shareholders Meeting 94 Management's proposal for items for resolution at the Extraordinary General Meeting Item I—Ratify the appointment of Mr. Marcio Antônio Chiumento as an effective members of the Board of Directors in accordance with Paragraph 9 of Article 11 of the By-Laws On February 20, 2026, Mr. João Luiz Fukunaga resigned as a member of the Board of Directors. In accordance with the provisions of Vale's Bylaws and Directors' Policy, as well as the applicable legal guidelines, on February 26, 2026, the Board of Directors approved the appointment of Mr. Márcio Antonio Chiumento for the vacant position, by election at the Extraordinary General Meeting. To this end, the proposal is to approve the ratification of the appointment of Mr. Márcio Antonio Chiumento for the position of member of the Board of Directors, to fulfill the unified term of office of the current composition of the board, i.e. until the Annual General Meeting to be held in 2027. In order to deliberate on this item, the following are made available to the Shareholders: • Information and documents of Mr. Márcio Antonio Chiumento, in accordance with items 7.3 to 7.6 of the Reference Form (available here), as set out in Articles 37 and 38 of CVM Resolution No. 81 and Annual Circular Letter CVM/SEP 2025. • Extract of the Minutes of the Board Meeting dated February 26, 2026, which resolved on the appointment of the director, already disclosed to the market and available at this link. • Profile with the candidate's CV and mapped skills, based on the Board of Directors' Skills Matrix, available below. The Board of Directors recommends approval of this item. Board of Directors' comments on the proposal VALE | 2026 Annual and Extraordinary Shareholders Meeting 95 Márcio Antonio Chiumento Main experience: Mr. Márcio Chiumento holds a degree in Law from UPPR, an MBA in Financial Business from UFRS and a Masters in Management and Innovation from UPPR. He is currently serving as President of Previ and is responsible for the strategic and institutional management of the entity, focusing on economic and financial soundness and the long-term sustainability of the benefit plans. He has more than two decades of experience at Banco do Brasil, with an executive career in the areas of strategy, innovation, service channels, finance and governance. His main professional experience in the last 5 years include: (i) President of Previ (2025-current); (ii) Director of Participations of Previ (2024-2025); (iii) Head of a Strategic Unit of Banco do Brasil (2023-2024), (iv) General Ombudsman of Banco do Brasil (2022-2023); (v) Executive Manager in the Channels and Client Department of Banco do Brasil (2019-2022); (vi) He serves on boards and committees of companies such as Neoenergia, Tupy, Cielo, BB Previdência and Ativos S.A. Director appointed by the Board of Directors Shareholder nomination: • Caixa de Previdência dos Funcionários do Banco do Brasil—Previ. Skills, knowledge and expertise: • Investment portfolio management; • Innovation and RD&I; • Finance; • Management of financial, operational and regulatory risks; • Corporate and fiduciary governance; • M&A and corporate restructuring; • Executive leadership; • Project Management. Mr. Márcio Antônio Chiumento will formally be classified as a non-independent director in accordance with the Company's adopted criteria. Nonetheless, his election does not alter Vale's current governance structure, which maintains a majority of independence on the board, at 62%, in line with international best governance practices. Mr. Chiumento's skills complement the critical knowledge and skills of Vale's board of directors, reinforcing the board's diversity of experience and adherence to the Company's strategic needs. VALE | 2026 Annual and Extraordinary Shareholders Meeting 96 In order to rationalize Vale group's corporate structure, and in line with the Company's organizational streamlining process, it proposes the approvals of the mergers of the whollyowned subsidiaries Baovale and CDA by Vale. Vale already owns 100% of the shares issued by Baovale and CDA, therefore the proposed mergers will not result in a capital increase or the issue of new shares in the Company. Vale's Board of Directors approved the aforementioned merger proposals, without reservations by the Fiscal Council, at its meeting held on February 26, 2026. In addition, the Board of Directors recommends reading the complete documentation on the mergers, which includes: (i) the Protocols of Justification, (ii) the Valuation Reports of the Accounting Net Equity of the companies; (iii) the proposals for the provision of services by the appraiser; (iv) Annexes I and L of CVM Resolution 81, as well as the Minutes of the meeting of the Board of Directors and the opinion of the Fiscal Council. All of these documents are available at the links below. The Board of Directors recommends the approval of the mergers of Baovale and CDA by Vale, with the respective approval of items 2.2 to 2.5 of the Call Notice, as approved by the Fiscal Council. Board of Directors' comments on the proposal II. Approve the Protocols and Justifications for the Merger of Baovale Mineração S.A. (“Baovale”) and CDA Logística S.A. (“CDA”), Vale’s wholly owned subsidiaries; III. Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of Baovale and CDA; IV. Approve the Valuation Reports of Baovale and CDA prepared by Macso, and V. Approve the mergers of Baovale and CDA into Vale, without a capital increase and without the issue of new shares. The complete documentation of the proposal for the merger of CDA by Vale is available here. CDA The complete documentation of the proposal for the merger of Baovale by Vale is available here. Baovale VALE | 2026 Annual and Extraordinary Shareholders Meeting 97 Item VI—Approve the amendment to the heading of Article 5 of the Bylaws to reflect the new number of capital shares (4,439,159,764) and common shares (4,439,159,752), due to the Vale’s cancellation of 99,847,816 common shares. On March 12, 2026, the Board of Directors approved the cancellation of 99,847,816 common shares issued by Vale that were in Treasury, arising from the Share Buyback Programs approved on April 27, 2022 and October 26, 2023. The number of shares canceled corresponds to 36.9% of the total amount held in treasury. Accordingly, the proposal is to amend the caput of Article 5 of Vale's Bylaws to reflect the cancellation of the aforementioned 99,847,816 common shares issued by Vale, as approved by the Board of Directors. The Board of Directors recommends approval of this item, as approved by the Fiscal Council. Board of Directors' comments on the proposal In order to deliberate on this item, the following are made available to the Shareholders: • Extract of the Minutes of the Board meeting and the Opinion of the Fiscal Council on the proposed cancellation of shares. • Table detailing the origin and justification of the proposed changes, with their legal and economic effects, as well as a copy of the bylaws containing, in highlight, the proposed changes considering the cancellation of shares, under the terms of Article 12, I and II of CVM Resolution 81. VALE | 2026 Annual and Extraordinary Shareholders Meeting 98 Item VII—Approve the increase of Vale’s share capital, without the issuance of shares, in the total amount of BRL 500,000,000.00, raising the Company's share capital to BRL 77,800,000,000.00, through the capitalization of part of the Income Tax Incentive Reserve, carried out in the areas of the Superintendence for the Development of the Amazon (SUDAM), and the consequent amendment to the caput of Article 5 of Vale's Bylaws. In order to deliberate on this item, the following are made available to the Shareholders: • Information on the capital increase, pursuant to Annex C of CVM Resolution 81; • Table detailing the origin and justification of the proposed changes, with their legal and economic effects, as well as a copy of the bylaws containing, in highlight, the proposed changes considering the capital increase, under the terms of Article 12, I and II of CVM Resolution 81. • Extract of the Minutes of the Board meeting and the Opinion of the Fiscal Council on the proposed capital increase As a condition for benefiting from the tax incentive provided for in Article 523 of the current Income Tax Regulations (RIR), the amount of income tax not paid as a result of the exemption or reduction may not be distributed to shareholders and must instead be recorded in a reserve that may be used exclusively to increase share capital or to offset losses. The new CONDEL/SUDAM Resolution No. 136/2025 set the deadline for incorporating funds from tax incentives for reinvestment into the companies' capital, which is 180 days from the end of the fiscal year in which the release letter was issued by the Superintendence for the Development of the Amazon (SUDAM). To comply with the aforementioned legal provisions, the Company proposes to increase Vale’s share capital, without the issuance of new shares, in the total amount of BRL 500,000,000.00, through the capitalization of a portion of the Income Tax Incentive Reserve related to operations carried out in the SUDAM areas, with the corresponding amendment to the caput of Article 5 of the Bylaws. Of the above-mentioned amount, BRL 466,203,751.55 corresponds to the total balance of the reinvestment tax incentive account already released by SUDAM for the years 2011 to 2017, as required by CONDEL/SUDAM Resolution No. 136/2025. The remaining amount, for purposes of rounding the capital increase, corresponds to a portion of the tax incentive reserve related to the 75% reduction in Corporate Income Tax (IRPJ) for 2014. This involves transferring amounts within equity itself, from the Tax Incentive Reserve accounts to the Share Capital account, without issuing new shares and, therefore, without diluting shareholder stakes. The Board of Directors recommends approval of this item, as approved by the Fiscal Council. Board of Directors' comments on the proposal VALE | 2026 Annual and Extraordinary Shareholders Meeting 99 www.vale.com Additional information For questions regarding the information disclosed herein, as well as other information related to the Meetings, please contact us at assembleias@vale. com. VALE | 2026 Annual and Extraordinary Shareholders Meeting 100

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 12, 2026		Director of Investor Relations